                                  Legacy III

As filed with the Securities and Exchange Commission on October   , 1999

                                                     Registration No.: 333-38007
                                                                       811-08441

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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [ ]

                        PRE-EFFECTIVE AMENDMENT NO. 1                       [X]

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [_]

                                AMENDMENT NO. 1                             [X]

              LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H
                          (Exact Name of Registrant)

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                           1300 South Clinton Street
                             Post Office Box 1110
                          Fort Wayne, Indiana  46801

--------------------------------------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

      Depositor's Telephone Number, including Area Code:  (315) 428-8400

                              ROBERT O. SHEPPARD
                         120 Madison Street, Suite 1700
                           Syracuse, New York 13202

--------------------------------------------------------------------------------
                   (Name and Address of Agent for Service)

                                   Copy to:
                               Kimberly J. Smith
                       Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                            Washington, D.C.  20004

                   Title of securities being registered:
 Interests in a separate account under individual flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

American Legacy III

Lincoln Life & Annuity Variable Annuity Account H individual variable annuity contracts

Home Office:
                                         Servicing Office:

Lincoln Life & Annuity Company of New York

                                         P.O.Box 2348
120 Madison Street, Suite 1700
                                         1300 South Clinton Street
Syracuse, NY 13202
                                         Fort Wayne, IN 46801

This Prospectus describes the individual flexible premium deferred variable annuity contract that is issued by Lincoln Life & Annuity Company of New York ("LNY"). It is for use with nonqualified and qualified retirement plans. Gen-erally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit.

The minimum initial purchase payment for the contract is:

1. $1,500 for a nonqualified plan and a 403(b) transfer/rollover or

2. $1,000 for a qualified plan.

Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annu-ally.

You choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. If you put all your purchase payments into the fixed account, we guarantee your principal and a minimum interest rate. We limit withdrawals and transfers from the fixed side of the contract.

All purchase payments for benefits on a variable basis will be placed in Lin-coln Life & Annuity Variable Annuity Account H (variable annuity account [VAA]). The VAA is a segregated investment account of LNY. If you put all or some of your purchase payments into one or more of the contract's variable op-tions you take all the investment risk on the contract value and the retire-ment income. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.

The available funds, listed below, are each part of American Variable Insur-ance Series (series) Class 2 Shares:

Global Growth
Global Small Capitalization
Growth
International
New World
Growth-Income
Asset Allocation
Bond
High-Yield Bond
U.S. Government/AAA-Rated Securities
Cash Management

This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectus for the funds that is attached, and keep both pro-spectuses for reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You can obtain a current Statement of Additional Information (SAI) about the contracts which has more information. Its terms are made part of this Prospec-tus. For a free copy, write: Lincoln Life & Annuity Company of New York, P.O. Box 2348, Fort Wayne, Indiana 46801, or call 1-800-942-5500. The SAI and other information about LNY and Account H are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

     , 1999

Table of contents

                                             Page
-------------------------------------------------
Special terms                                  2
-------------------------------------------------
Expense tables                                 3
-------------------------------------------------
Summary                                        5
-------------------------------------------------
Condensed financial information                6
-------------------------------------------------
Investment results                             6
-------------------------------------------------
Financial statements                           6
-------------------------------------------------
Lincoln Life & Annuity Company of
New York                                       6
-------------------------------------------------
Fixed side of the contract                     6
-------------------------------------------------
Variable annuity account (VAA)                 6
-------------------------------------------------
Investments of the variable annuity account    7
-------------------------------------------------
Charges and other deductions                   9
-------------------------------------------------
The contract                                  10
-------------------------------------------------

                                                                    Page
------------------------------------------------------------------------
Annuity payouts                                                      13
------------------------------------------------------------------------
Federal tax matters                                                  15
------------------------------------------------------------------------
Voting rights                                                        18
------------------------------------------------------------------------
Distribution of the contracts                                        18
------------------------------------------------------------------------
Return privilege                                                     18
------------------------------------------------------------------------
State regulation                                                     18
------------------------------------------------------------------------
Records and reports                                                  19
------------------------------------------------------------------------
Other information                                                    19
------------------------------------------------------------------------
Statement of additional information table of contents for Variable
Annuity Account H American Legacy III                                21
------------------------------------------------------------------------

Special terms

(We have italicized the terms that have special meaning throughout the Pro-spectus)

Account or variable annuity account (VAA) -- The segregated investment ac-count, Account H, into which LNY sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

Accumulation unit -- A measure used to calculate contract value for the vari-able side of the contract before the annuity commencement date.

Annuitant -- The person on whose life the annuity benefit payments made after the annuity commencement date are based.

Annuity commencement date -- The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout -- An amount paid at regular intervals after the annuity com-mencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit -- A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date.

Beneficiary -- The person you choose to receive the death benefit that is paid if you die before the annuity commencement date.

Contractowner (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is the annuitant.

Contract value -- At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit (GMDB, EGMDB) -- The amount payable to your designated benefi-ciary if the owner dies before the annuity commencement date. An enhanced guaranteed minimum death benefit is also available.

Lincoln Life -- The Lincoln National Life Insurance Co.

LNY (we, us, our) -- Lincoln Life & Annuity Company of New York.

Purchase payments -- Amounts paid into the contract.

Series -- American Variable Insurance Series (series), the funds to which pur-chase payments allocated to the Variable Account are directed.

American Legacy III subaccount -- The portion of the VAA that reflects invest-ments in accumulation and annuity units of a class of a particular fund avail-able under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valua-tion date) and ending at the close of such trading on the next valuation date. 2

Expense tables

Summary of Contractowner expenses:

  The maximum surrender charge (contingent deferred sales charge)
  (as a percentage of purchase payments surrendered/withdrawn):  6%

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or with-drawal. We may waive this charge in certain situations. See Surrender charges.

--------------------------------------------------------------------------------
Account H annual expenses for American Legacy III subaccounts:*
(as a percentage of average account value):

                                              With Enhanced Without Enhanced
                                              Death Benefit Death Benefit
Mortality and expense risk charge                 1.30%          1.15%
Administrative charge                              .10%           .10%
                                                  -----          -----
Total annual charge for each American Legacy
 III subaccount                                   1.40%          1.25%

Estimated annual expenses
(as a percentage of each fund's average net assets):

                                 Management     12b-1     Other        Total
                                 fees       +   fees  +   expenses =   expenses
-------------------------------------------------------------------------------
 1. Global Growth                .69%           .25%      .06%         1.00%
-------------------------------------------------------------------------------
 2. Global Small Capitalization  .79            .25       .03          1.07
-------------------------------------------------------------------------------
 3. Growth                       .40            .25       .01           .66
-------------------------------------------------------------------------------
 4. International                .57            .25       .09           .91
-------------------------------------------------------------------------------
 5. New World                    .85            .25       .08          1.18
-------------------------------------------------------------------------------
 6. Growth-Income                .35            .25       .01           .61
-------------------------------------------------------------------------------
 7. Asset Allocation             .44            .25       .01           .70
-------------------------------------------------------------------------------
 8. Bond                         .51            .25       .02           .78
-------------------------------------------------------------------------------
 9. High-Yield Bond              .50            .25       .01           .76
-------------------------------------------------------------------------------
10. U.S. Govt./AAA-Rated
 Securities                      .49            .25       .01           .75
-------------------------------------------------------------------------------
11. Cash Management              .44            .25       .01           .70
-------------------------------------------------------------------------------

*The VAA is divided into separately-named subaccounts, eleven of which are available under the contracts. Each subaccount, in turn, invests purchase pay-ments in shares of a class of its respective fund.

Examples
(expenses of the subaccounts and of the funds):

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual re-turn:

                                                  1 year                           3 years
------------------------------------------------------------------------------------------
 1. Global Growth                                  $84                              $125
------------------------------------------------------------------------------------------
 2. Global Small Capitalization                     82                               118
------------------------------------------------------------------------------------------
 3. Growth                                          81                               115
------------------------------------------------------------------------------------------
 4. International                                   83                               122
------------------------------------------------------------------------------------------
 5. New World                                       86                               130
------------------------------------------------------------------------------------------
 6. Growth-Income                                   80                               113
------------------------------------------------------------------------------------------
 7. Asset Allocation                                81                               116
------------------------------------------------------------------------------------------
 8. Bond                                            82                               119
------------------------------------------------------------------------------------------
 9. High-Yield Bond                                 82                               118
------------------------------------------------------------------------------------------
10. U.S. Govt./AAA-Rated Securities                 82                               118
------------------------------------------------------------------------------------------
11. Cash Management                                 81                               116
------------------------------------------------------------------------------------------

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                  1 year                           3 years
------------------------------------------------------------------------------------------
 1. Global Growth                                  $24                               $75
------------------------------------------------------------------------------------------
 2. Global Small Capitalization                     22                                68
------------------------------------------------------------------------------------------
 3. Growth                                          21                                65
------------------------------------------------------------------------------------------
 4. International                                   23                                72
------------------------------------------------------------------------------------------
 5. New World                                       26                                80
------------------------------------------------------------------------------------------
 6. Growth-Income                                   20                                63
------------------------------------------------------------------------------------------
 7. Asset Allocation                                21                                66
------------------------------------------------------------------------------------------
 8. Bond                                            22                                69
------------------------------------------------------------------------------------------
 9. High-Yield Bond                                 22                                68
------------------------------------------------------------------------------------------
10. U.S. Govt./AAA-Rated Securities                 22                                68
------------------------------------------------------------------------------------------
11. Cash Management                                 21                                66
------------------------------------------------------------------------------------------

We provide these examples to help you understand the direct and indirect costs and expenses of the contract. The examples assume that an enhanced death bene-fit is in effect. Without this benefit, expenses would be lower.

For more information, see Charges and other deductions in this Prospectus, and Management and organization in the Prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. We also reserve the right to impose a charge on transfers between subaccounts and to and from the fixed account--currently, there is no charge. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary

What kind of contract am I buying? It is an individual annuity contract be-tween you and LNY. It may provide for a fixed annuity and/or a variable annui-ty. This Prospectus describes the variable side of the contract. See The con-tracts.

What is the variable annuity account (VAA)? It is a separate account we estab-lished under New York insurance law, and registered with the SEC as a unit in-vestment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LNY may conduct. See Variable annuity account.

What are my investment choices? Based upon your instruction, the VAA applies your purchase payments to buy series shares in one or more of the investment funds of the series: Global Growth, Global Small Capitalization, Growth, In-ternational, New World, Growth-Income, Asset Allocation, Bond, High-Yield Bond, U.S. Government/AAA-Rated Securities and Cash Management. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the variable annuity account and Description of the series.

Who invests my money? The investment advisor for the series is Capital Re-search and Management Company (CRMC), Los Angeles, California. CRMC is regis-tered as an investment advisor with the SEC. See Investments of the variable annuity account and Investment advisor.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive retirement income payments, your accumulation units are converted to annuity units. Your retirement income payments will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The contracts.

What charges do I pay under the contract? If you withdraw contract value, you pay a surrender charge from 0% to 6%, depending upon how many contract years those payments have been in the contract. We may waive surrender charges in certain situations. See Surrender charges.

We will deduct any applicable premium tax from purchase payments or contract value at the time the tax is incurred or at another time we choose.

We apply an annual charge totaling 1.40% to the daily net asset value of the VAA. This charge includes 0.10% as an administrative charge and 1.30% as a mortality and expense risk charge. If the enhanced death benefit is not in ef-fect, the mortality and expense risk charge is 1.15%, for an annual charge to-taling 1.25%. See Charges and other deductions.

The series pays a management fee to CRMC based on the average daily net asset value of each fund. See Investments of the variable annuity account--Invest-ment advisor. Each fund also has a 12b-1 fee and additional operating ex-penses. These are described in the Prospectus for the series.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The con-tracts--Purchase payments.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? If the enhanced death benefit is in effect, your beneficiary will receive the greater of the enhanced death bene-fit or the contract value. If the enhanced death benefit is not in effect, your beneficiary will receive the greater of the guaranteed minimum death ben-efit or the contract value. Your beneficiary has options as to how the death benefit is paid. See Death benefit before the annuity commencement date.

May I transfer contract value between variable options and between the fixed side of the contract? Yes, with certain limits. See The contracts--Transfers between subaccounts on or before the annuity commencement date and Transfers following the annuity commencement date. Transfers to and from the General Ac-count on or before the annuity commencement date.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See Surrenders and withdrawals. If you sur-render the contract or make a withdrawal, certain charges may apply. See Charges and other deductions. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax status and withholding.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our servicing office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the con-tract. See Return privilege.

Condensed financial information for the variable annuity account

Accumulation unit values

No condensed financial information for the VAA is presented because as of December 31, 1998, the account had not yet commenced operations.

Investment results

At times, the VAA may compare its investment results to various unmanaged in-dices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total re-turns include the reinvestment of all distributions, which are reflected in changes in unit value. See the SAI for further information.

Financial statements

The audited statutory-basis financial statements of LNY as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 and the pe-riod from June 6, 1996 to December 31, 1996 may be found in the Statement of Additional Information. No financial statements are included for the VAA be-cause as of December 31, 1998, the account had not yet commenced operations.

Lincoln Life & Annuity Company of New York

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC & Lincoln Life are both organized under Indiana law. LNC's primary businesses are insurance and financial services.

Fixed side of the contract

Purchase payments allocated to the fixed side of the contract become part of LNY's general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department.

In reliance on certain exemptions, exclusions and rules, LNY has not regis-tered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. LNY has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in Prospectuses. This Prospectus is gener-ally intended to serve as a disclosure document only for aspects of the con-tract involving the VAA, and therefore contains only selected information re-garding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

Purchase payments allocated to the fixed side of the contract are guaranteed to be credited with a minimum interest rate, specified in the contract, of at least 3.0%. A purchase payment allocated to the fixed side of the contract is credited with interest beginning on the next calendar day following the date of receipt if all data is complete. LNY may vary the way in which it credits interest to the fixed side of the contract from time to time.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE IN LNY'S SOLE DIS-CRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

Variable annuity account (VAA)

On July 24, 1996, the VAA was established as an insurance company separate ac-count under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise LNY. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applica-ble annuity contracts, credited to or charged against the VAA. They are cred-ited or charged without regard to any other income, gains or losses of LNY. The VAA satisfies the definition of a separate account under the federal secu-rities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by LNY in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA invest in the same portfolios of the series as the con-tracts described in this Prospectus. These other annuity contracts may have different charges that could affect performance of the subaccount.

Investments of the variable annuity account

You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund of the se-ries. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The series is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

Investment advisor
The investment advisor for the series is Capital Research and Management Com-pany (CRMC), 333 South Hope Street, Los Angeles, California 90071. CRMC is one of the nation's largest and oldest investment management organizations. As compensation for its services to the series, the investment advisor receives a fee from the series which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under Purchase and Redemption of Shares, in the Prospectus for the series.

Description of the series

The series was organized as a Massachusetts business trust in 1983 and is reg-istered as a diversified, open-end management investment company under the 1940 Act. Diversified means not owning too great a percentage of the securi-ties of any one company. An open-end company is one which, in this case, per-mits LNY to sell its shares back to the series when you make a withdrawal, surrender the contract or transfer from one fund to another. Management in-vestment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

The series has eleven separate portfolios of funds. Fund assets are segregated and a shareholder's interest is limited to those funds in which the share-holder owns shares. The series has adopted a plan pursuant to Rule 18f-3 under the 1940 Act to permit the series to establish a multiple class distribution system for all of its portfolios. The series' Board of Trustees may at any time establish additional funds or classes, which may or may not be available to the VAA.

Under the multi-class system adopted by the series, shares of each multi-class fund represent an equal pro rata interest in that fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, pow-ers, restrictions, limitations, qualifications and terms and conditions, ex-cept that: (1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter sub-mitted to shareholders in which the interests of one class differ from the in-terests of any other class. Expenses currently designated as class expenses by the series' Board of Trustees under the plan pursuant to Rule 18f-3 include, for example, service fees paid under a 12b-1 plan to cover servicing fees paid to dealers selling the contracts as well as related expenses incurred by LNY.

Each fund has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the contracts.

Certain funds offered as part of this contract have similar investment objec-tives and policies to other portfolios managed by the advisor. The investment results of the funds, however, may be higher or lower than the other portfo-lios that are managed by the advisor. There can be no assurance, and no repre-sentation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the ad-visor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current Prospectus for the series which is included in this booklet. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

1. Global Growth Fund--The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

2. Global Small Capitalization Fund--The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies lo-cated around the world that typically have market capitalizations of $50 million to $1.2 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

3. Growth Fund--The fund seeks to make your investment grow by investing pri-marily in common stocks of companies that appear to offer superior opportu-nities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluc-tuations.

4. International Fund--The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital apprecia-tion through stocks. Investors in the fund should have a long-term perspec-tive and be able to tolerate potentially wide price fluctuations.

5. New World Fund--The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of high-yield, high-risk bonds, in these countries.

6. Growth-Income Fund--The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or divi-dends. The fund is designed for investors seeking both capital appreciation and income.

7. Asset Allocation Fund--The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capi-tal over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities matur-ing in one year or less).

8. Bond Fund--The fund seeks to maximize your level of current income and pre-serve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and cap-ital preservation over the long-term.

9. High-Yield Bond Fund--The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's In-vestors Services, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

10. U.S. Government/AAA-Rated Securities Fund--The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investor's Services, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

11. Cash Management Fund--The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

Sale of fund shares by the series
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. The shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to LNY, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When the series sells shares in any of its funds both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When the series sells shares in any of its funds to separate accounts of unaffiliated life insurance companies, it is said to engage in shared fund-ing.

The series currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various contractowners participating in a fund could conflict. The series' Board of Trustees will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Pro-spectus for the series.

Reinvestment of dividends and capital gain distributions
All dividend and capital gain distributions of the funds are automatically re-invested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, deletion or substitution of investments
We reserve the right, within the law, to make additions, deletions and substi-tutions for the series and/or any funds within the series in which the VAA participates. (We may substitute shares of other funds for shares already pur-chased, or to be purchased in the future, under the contract. This substitu-tion might occur if shares of a fund should no longer be available, or if in-vestment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract.) We cannot substitute shares of one fund for another without approval by the SEC. We will also notify you.

Charges and other
deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administra-tive services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dol-lar cost averaging, cross-reinvestment, and automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values), reconciling and depositing cash receipts, providing con-tract confirmations, providing toll-free inquiry services and furnishing tele-phone fund transfer services. The risks we assume include: the risk that annuitants receiving annuity payouts under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid under the EGMDB, will exceed the actual contract value; the risk that more owners than expected will qualify for waivers of the contingent deferred sales charge; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not nec-essarily correspond to the costs associated with providing the services or ben-efits indicated by the description of the charge. For example, the contingent deferred sales load collected may not fully cover all of the sales and distri-bution expenses actually incurred by us.

Deductions from the VAA for American Legacy III
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.40% (1.25% for contracts without the EGMDB) of the daily net asset value. The charge consists of a 0.10% administrative charge and a 1.30% (1.15% for contracts without the EGMDB) mortality and expense risk charge.

Surrender charge
A surrender charge applies (except as described below) to surrenders and with-drawals of other purchase payments that have been invested for the periods in-dicated as follows:

                                             Number of complete contract years
                                             that a purchase payment has been
                                             invested
------------------------------------------------------------------------------
                                             Less than At least
                                             2 years   2   3   4   5   6   7+
Surrender charge as a percentage of the
 surrendered or withdrawn purchase payments  6%        5   4   3   2   1   0

A surrender charge does not apply to:

1. A surrender or withdrawal of purchase payments that have been invested at least seven full contract years.

2. The first four withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed 10% of the current contract value;

3. Electing an annuity option available within the contract;

4. A surrender of a contract or withdrawal of contract value as a result of the permanent and total disability of the owner as described in the contract, and before the 65th birthday of the owner.

5. When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;

6. A surrender of the contract as a result of the death of the contractowner. However, the surrender charge is not waived as a result of the death of an annuitant who is not the contractowner; and

7. A surrender of a contract or withdrawal of contract value of a contract is-sued to employees and registered representatives of any member of the sell-ing group and their spouses and minor children, or to officers, directors, trustees or bona-fide full-time employees of LNC or The Capital Group, Inc. or their affiliated or managed companies (based upon the contractowner's status at the time the contract was purchased).

The surrender charge is calculated separately for each contract year's purchase payments to which a charge applies. (For purposes of calculating this charge, we assume that purchase payments are withdrawn on a first in-first out basis, and that all purchase payments are withdrawn before any earnings are with-drawn.) The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes gener-ally depend upon the law of your state of residence. The tax ranges from 0.5% to 5.0%.

Other charges and deductions

There are deductions from and expenses paid out of the assets of the under-lying series that are more fully described in the Prospectus for the series. Among these deductions and expenses are 12b-1 fees which reimburse LNY for certain expenses incurred in connection with certain administrative and dis-tribution support services provided to the series.

Additional information
The administrative and surrender charges described previously may be reduced or eliminated for any particular contract. However, these charges will be re-duced only to the extent that we anticipate lower distribution and/or adminis-trative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an em-ployer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of adminis-trative and surrender charges applicable to a particular contract will be stated in that contract.

The contract

Purchase of contract
If you wish to purchase a contract, you must apply for it through a sales rep-resentative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a con-tract is prepared and executed by our legally authorized officers. The con-tract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for process-ing a purchase order is received, an initial purchase payment will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is com-plete, the initial purchase payment must be priced within two business days.

Who can invest

To apply for a contract, you must be of legal age and also be eligible to par-ticipate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner cannot be older than age 85.

Purchase payments

Purchase payments are payable to us at a frequency and in an amount selected by you in the application. You may change the amount and/or frequency of pur-chase payments at any time. The minimum initial purchase payment is $1,500 for nonqualified contracts; and $1,000 for qualified contracts. The minimum annual amount for additional purchase payments is $300 for nonqualified and qualified contracts. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 million. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by the New York's non-forfeiture law for individual deferred annui-ties. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, maturity date or the death of the contractowner (or joint owner, if applicable), whichever comes first.

Valuation date
Accumulation and annuity units will be valued once daily at the close of trad-ing (currently 4:00 p.m., New York time) on each day the New York Stock Ex-change is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of purchase payments
Purchase payments are placed into the VAA's subaccounts, each of which invests in shares of the class of its corre-sponding fund of the series, accord-ing to your instructions.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. Upon allocation to a subaccount, purchase payments are con-verted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our home office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valua-tion date. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. Howev-er, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of accumulation units
Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing each purchase payment by the value of an accumulation unit for the valuation period during which the purchase payment is allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or de-crease from valuation period to valuation period. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

(1) The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the be-ginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valua-tion period; minus

(2) The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Be-cause a different daily charge is made for contracts with the EGMDB than for those without, each of the two types of contracts will have different corre-sponding accumulation unit values on any given day.

Transfers between subaccounts on or before the annuity commencement date

You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. Currently, there is no charge for a transfer. However, we reserve the right to impose a charge in the future of up to $50 per transfer.

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer may be made by writing to our servicing office or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call. In order to prevent unauthorized or fraudulent telephone transfers, we may require the caller to provide certain identifying informa-tion before we will act upon their instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identifica-tion. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone requests may be recorded and written confirma-tion of all transfer requests will be mailed to the contractowner on the next valuation date. Telephone transfers will be processed on the valuation date that they are received when they are received at our customer service center before 4 p.m. New York time.

When thinking about a transfer of contract value, you should consider the in-herent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

Transfers to and from the
General Account on or before the
annuity commencement date
You may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract. The minimum amount which can be transferred to the fixed side is $300 or the total amount in the subaccount, if less than $300. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side.

You may also transfer all or any part of the contract value from the fixed side of your contract to the various subaccount(s) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of the fixed side in any 12 month period and (2) the minimum amount which can be transferred is $300 or the amount in the fixed account.

Currently, there is no charge to you for a transfer. However, we reserve the right to impose a charge in the future for any transfers to and from the Gen-eral Account.

Transfers after the annuity commencement date

You may transfer all or a portion of your investment in one subaccount to an-other subaccount or to the fixed side of the contract. Those transfers will be limited to three times per contract year. Currently, there is no charge for these transfers. However, we reserve the right to impose a charge of up to $50 per transfer. No transfers are allowed from the fixed side of the contract to the subaccounts.

Death benefit before the annuity commencement date

You may designate a beneficiary during your lifetime and change the benefi-ciary by filing a written request with our servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

If the contractowner dies before the annuity commencement date and the enhanced guaranteed minimum death benefit (EGMDB) is in effect, the death benefit paid to your designated beneficiary will be the greater of: (1) the contract value as of the day on which LNY approves the payment of the claim; or (2) the high-est contract value which the contract attains on any policy anniversary date (including the inception date) on ages up to, and including, the contractowner's age 75. The highest contract value is increased by purchase payments and is decreased by partial withdrawals, partial annuitizations, and any premium taxes made, effected or incurred subsequent to the anniversary date on which the highest contract value is obtained. If the EGMDB is not in effect, the death benefit will be equal to the greater of contract value or the guaran-teed minimum death benefit (GMDB). The GMDB is equal to the sum of all purchase payments minus any withdrawals, partial annuitizations or premium taxes in-curred.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:
(1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death of the owner; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed. If the beneficiary is a minor, court documents appointing the guardian/custodian must be submitted.

When applying for a contract, an applicant can request a contract without the EGMDB. The EGMDB is not available under contracts issued to a contractowner who is age 75 or older at the time of issuance.

After a contract is issued, the contractowner may discontinue the EGMDB at any time by completing the Enhanced Guaranteed Minimum Death Benefit Discontinuance form and sending it to our servicing office. The benefit will be discontinued as of the valuation date we receive the request, and we will stop deducting the charge for the benefit as of that date. See Charges and other deductions. If you discontinue the benefit, it cannot be reinstated.

If the death benefit becomes payable, the beneficiary may elect to receive pay-ment of the death benefit either in the form of a lump sum settlement or an an-nuity payout.

If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to the laws and regulations governing payment of death benefits. If an election has not been made by the end of the 60-day period, a lump sum settle-ment will be made to the beneficiary at that time. This payment may be post-poned as permitted by the 1940 Act.

Payment will be made in accordance with applicable laws and regulations gov-erning payment of death benefits.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

1. If any beneficiary dies before the contractowner, that beneficiary's inter-est will go to any other beneficiaries named, according to their respective interests (There are no restrictions on the beneficiary's use of the pro-ceeds.); and/or

2. If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

The death benefit payable to the beneficiary must be distributed within five years of the contractowner's date of death unless the beneficiary begins re-ceiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending be-yond the beneficiary's life expectancy. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim, subject to the laws and regulations governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner and the above distribution rules ap-ply.

If the surviving spouse continues the contract as the owner instead of receiv-ing the death benefit, then the designated beneficiary(s) named by the spouse, as new owner, will receive the death benefit upon the death of the surviving spouse.

Death of annuitant

If the annuitant is also the contractowner, then the death benefit provided will be the death benefit subject to the provisions of this contract regarding death of the contractowner. If the surviving spouse assumes the contract, the contingent annuitant becomes the annuitant. If no contingent annuitant is named, the surviving spouse becomes the annuitant.

If an annuitant who is not the contractowner dies, then the contingent annui-tant, if any, becomes the annuitant. If no contingent annuitant is named, the contractowner becomes the annuitant.

Surrenders and withdrawals

Before the annuity commencement date, we will allow the surrender of the con-tract or a withdrawal of the contract value upon your written request, subject to the rules discussed below.

The amount available upon surrender/withdrawal is the cash surrender value (contract value less any applicable charges, fees, and taxes) at the end of the valuation period during which the written request for surrender/withdrawal is received at the servicing office. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the General Account in the same proportion that the amount of withdrawal bears to the total contract value. The minimum amount which can be withdrawn is $300, and the remaining contract value must be at least $300. Unless prohibited, surrender/ withdrawal payments will be mailed within seven days after we receive a valid written request at the servicing office. The payment may be postponed as permitted by the 1940 Act. Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect contractowners.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal tax status.


We may terminate the contract, if withdrawals reduce your contract value below $2,000 and purchase payments have stopped for a period of 3 full years.

Reinvestment privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit the surrender/withdrawal charges previously deducted. This election must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and re-quest for reinvestment at the servicing office. You may utilize the reinvest-ment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate trans-actions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

Commissions

Commissions are paid to dealers under different commission options. The maxi-mum commission paid as a percentage of each purchase payment is 6.25%. Alter-nate commission schedules are available with lower initial commission amounts based on purchase payments, plus ongoing annual compensation of up to 1.00%. At times, additional sales incentives (up to an annual continuing 0.10% of contract value) may be provided to dealers maintaining certain sales volume levels. Upon annuitization, the commissions paid to dealers are a maximum of 3.00% of account annuitized and/or an annual continuing commission of up to 0.80% (or up to 0.90% for dealers maintaining certain sales volume levels) of statutory reserves. These commissions are not deducted from purchase payments or contract value; they are paid by us.

Ownership

As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. Non-qualified contracts may not be collater-ally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assign-ment.

Contractowner questions

The obligations to purchasers under the contracts are those of LNY. Questions about your contract should be directed to us at 1-800-942-5500.

Annuity payouts

When you apply for a contract, you may select any annuity commencement date permitted by law.

The contract provides optional forms of payouts of annuities (annuity op-tions), each of which is payable on a variable basis, a fixed basis or a com-bination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual in-stallments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

Annuity options
Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficia-ries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Income with Payouts Guaranteed for Designated Period. This option guaran-tees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts con-tinue during the lifetime of the survivor.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues dur-ing the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint-and-Two-Thirds Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, di-vided by (b) the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for pay-ment by the servicing office.

General Information
Under the options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applica-ble. The mortality and expense risk charge and the charge for administrative services will be assessed on all variable annuity payouts, including options that may be offered that do not have a life contingency and therefore no mor-tality risk.

The annuity commencement date must be on or before the annuitant's 90th birth-day. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days be-fore the scheduled annuity commencement date, upon written notice to the ser-vicing office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, vari-able or combination fixed and variable basis, in proportion to the account al-locations at the time of annuitization) except when a joint life payout is re-quired by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to your beneficiary as payouts become due.

Variable annuity payouts
Variable annuity payouts will be determined using:

1. The contract value on the annuity commencement date;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

For variable payouts, we assume an investment return of 4% per year, as ap-plied to the applicable mortality table. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the 4% assumed rate. If the actual net investment rate (annualized) exceeds 4%, the payment will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity payments will de-crease. There is a more complete explanation of this calculation in the SAI.

Federal tax matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes un-certain. The Federal income tax rules may vary with your particular circum-stances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Taxation of nonqualified annuities

This part of the discussion describes some of the Federal income tax rules ap-plicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code.

Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your con-tract value until you receive a contract distribution. However, for this gen-eral rule to apply, certain requirements must be satisfied:

 . An individual must own the contract (or the tax law must treat the contract as owned by the individual).

 . The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

 . Your right to choose particular investments for a contract must be limited.

 . The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts not owned by the individual
If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax pur-poses. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earn-ings are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its em-ployees.

Investments in the VAA must be diversified
For a contact to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations de-fine standards for determining whether the investments of the VAA are ade-quately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the un-derlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions
Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract value among subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Age at which annuity payouts begin
Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Fed-eral income tax purposes. In that event, you would be currently taxable on the excess of the contract value over the purchase payments of the contract.

Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax pur-poses and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation of withdrawals and surrenders
You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordi-nary income than on capital gains. You will pay tax on a surrender to the ex-tent the amount you receive extends your purchase payments. In certain circum-stances, your purchase payments are re-duced by amounts received from your contract that were not included in income.

Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annu-ity payouts end because of the annuitant's death and before the total amount of the purchase payments in the contract has been received, the amount not re-ceived generally will be deductible.

Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

 . Death prior to the annuity commencement date--

 . If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.

 . If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as withdrawal.

 . Death after the annuity commencement date--

 . If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

 . If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your con-tract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdraw-als, surrenders or annuity payouts that:

 . you receive on or after you reach age 59 1/2,

 . you receive because you became disabled (as defined in the tax law),

 . a beneficiary receives on or after your death, or

 . you receive as a series of substantially equal periodic payments for life (or life expectancy).

Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified an-nuity contracts you own in order to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insur-ance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one con-tract could affect the amount of a surrender, withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described above.

Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignments or pledge (or agreement to as-sign or pledge) any portion of your contract value, as withdrawal of such amount or portion.

Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's pur-chase payments in the contract would then be increased to reflect the amount included in income.

Charges for a contract's death benefit
Your contract may have an EGMDB, for which you pay an annual charge, computed daily. It is possible that the tax law may treat all or a portion of the EGMDB charge as a contract withdrawal.

Loss of income deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an indi-vidual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the contract value. Entities that are considering purchasing a contract, or enti-ties that will benefit from someone else's ownership of a contract, should con-sult a tax advisor.

Qualified retirement plans
We also designed the contracts for use in connection with certain types of re-tirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "quali-fied contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than gen-eral information about

1use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax advisor.

Types of qualified contracts and terms of contracts
Currently, we issue contracts in connection with the following types of quali-fied plans:

 . Individual Retirement Accounts and Annuities ("Traditional IRAs")

 . Roth IRAs

We currently do not but may, in the future, issue contracts in connection with:

 . Simplified Employee Pensions ("SEPs")

 . Savings Incentive Matched Plan for Employees ("SIMPLE 401(k) plans")

 . Public School system and tax-exempt organization annuity plans ("403(b) plans")

 . Qualified corporate employee pension and profit sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

 . Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

 . Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans").

We will amend contracts to be used with a qualified plan as generally neces-sary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we con-sent.

Tax treatment of qualified contracts
The Federal income tax rules applicable to qualified plans and qualified con-tracts vary with the type of plan and contract. For example,

 . Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase pay-ments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensa-tion.

 . Under most qualified plans, e.g., Traditional IRAs, the annuitant must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

Tax treatment of payments
Federal income tax rules generally include distributions from a qualified con-tract in the recipient's income as ordinary income. These taxable distribu-tions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is in-cluded in income since a deduction or exclusion from income was taken for pur-chase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a min-imum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions
The tax code may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax code does not im-pose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or annuity payout:

 . received on or after the annuitant reaches age 59 1/2, . received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 . received as a series of substantially equal periodic payments for the annuitant's life (or life expectancy), or . received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally ap-ply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and direct rollovers
In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should al-ways be consulted before you move or attempt to move funds between any quali-fied plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The di-rect rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that Federal income tax equal to 20%
of the eligible rollover distribution from the distri     -
bution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.

The EGMDB and IRAs
Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the EGMDB from being pro-vided under the contracts when we issue the contract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of the EGMDB under a contract issued as a Traditional IRA or Roth IRA could re-sult in increased taxes to you.

Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or annuity payout is requested, we will give the recipient an explanation of the withholding requirements.

Tax status of Lincoln Life

Under existing Federal income tax laws, LNY does not pay tax on investment in-come and realized capital gains of the VAA. LNY does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Fed-eral income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in law
The above discussion is based on the tax code, IRS regulations and interpreta-tions existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

Voting rights

As required by law, we will vote the series shares held in the VAA at meetings of the shareholders of the series. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which in-vest in classes of funds of the series. If the 1940 Act or any regulation un-der it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the series shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by ap-plying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Series shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting inter-est in a subaccount will receive proxy voting material, reports and other ma-terials relating to the series. Since the series engages in shared funding, other persons or entities besides LNY may vote series shares. See Sale of fund shares by the series.

Distribution of the contracts


American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, CA 90071, is the distributor and principal underwriter of the contracts. They will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with AFD and have been licensed by the New York Insurance Department to represent us. AFD is regis-tered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Association of Securities Dealers (NASD). LNY will offer contracts in New York State only.

Return privilege

Within the 10 day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the servicing office at P.O. Box 2348, 1300 South Clinton Street, Fort Wayne, In-diana, 46801. A contract canceled under this provision will be void. With re-spect to the fixed portion of a contract, we will return purchase payments. With respect to the VAA, except as explained in the following paragraph, we will return the contract value as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No contingent deferred sales charge will be assessed. A purchaser who participates in the VAA is subject to the risk of a market loss during the free-look period.

State regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and reports

As presently required by the 1940 Act and applicable regulations, we are re-sponsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Mar-ket Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the servicing of-fice, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administration services necessary for the operation of the VAA and the con-tracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of Lincoln Life un-der the contracts.

Other information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further informa-tion about the VAA, LNY and the contracts offered. Statements in this Prospec-tus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our ad-vertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

Preparing for Year 2000


Many existing computer programs use only two digits in the date field to iden-tify the year. If left uncorrected these programs, which were designed and de-veloped without considering the impact of the upcoming change in the century, could fail to operate or could produce erroneous results when processing dates after December 31, 1999. For example, for a bond with a stated maturity date of July 1, 2000, a computer program could read and store the maturity date as July 1, 1900. This problem is known by many names, such as the "Year 2000 Problem", "Y2K", and the "Millenium Bug".

The Year 2000 problem affects virtually all computer programs worldwide. It can cause a computer system to suddenly stop operating. It can also result in a computer corrupting vital company records, and the problem could go unde-tected for a long time. For our products, if left unchecked it could cause such problems as purchase payment collection and deposit errors; claim payment difficulties; accounting errors; erroneous unit values; and difficulties or delays in processing transfers, surrenders and withdrawals. In a worst case scenario, this could result in a material disruption to the operations of LNY and of Lincoln Life and Delaware Service Company Inc. (Delaware), affiliates of LNY and providers of the accounting and valuation services for the VA Ac-count.

However, both provider companies are wholly owned by Lincoln National Corpora-tion (LNC), which has had Year 2000 processes in place since 1996. LNC pro-jects aggregate expenditures in excess of $92 million for its Y2K efforts through the year 2000. Both Lincoln Life and Delaware have dedicated Year 2000 teams and steering committees that are answerable to their counterparts in LNC. LNY also has a dedicated Year 2000 team and is coordinating its activi-ties with those of Lincoln Life, Delaware and LNC.

In light of the potential problems discussed above, LNY, as part of its Year 2000 updating process, has assumed responsibility for correcting all high-pri-ority internal Information Technology (IT) systems which service the VA Ac-count. Delaware is responsible for updating all its high-priority internal IT systems to support these vital services. The Year 2000 effort, for both IT and non-IT systems, is organized into four phases:

 . awareness-raising and inventory of all assets (including third-party agent and vendor relationships);

 . assessment and high-level planning and strategy;

 . remediation of affected systems and equipment; and

 . testing to verify Year 2000 readiness.

The high-priority IT processes and systems--those LNY uses to maintain its customers' records and accounts--have been assessed and repaired, and testing of those processes and systems is more than 99% complete. Our efforts will continue through the end of 1999 to work on keeping our business dealings un-interrupted. And, we continue to work closely with our key business partners and suppliers so they can provide the information and service we need from them. All three companies are currently on schedule and remediation and test-ing of their high-priority non-IT systems (elevators, heating and ventilation, security systems, etc.) was completed by October 31, 1999.

The work on Year 2000 issues has not suffered significant delays; however, some uncertainty remains. Specific factors that give rise to this uncertainty include (but are certainly not limited to) a possible loss of technical re-sources to perform the work; failure to identify all susceptible systems; and non-compliance by third parties whose systems and operations impact LNY. In a report dated February 26, 1999, entitled, INVESTIGATING THE IMPACT OF THE YEAR 2000 TECHNOLOGY PROBLEM; S. Rpt. 106-10, the U.S. Senate Special

Committee on the Year 2000 Technology Problem expressed its concern that "Fi-nancial services firms...are particularly vulnerable to...the risk that a mate-rial customer or business partner will fail, as a result of the computer prob-lems, to meet its obligations".

One important source of uncertainty is the extent to which the key trading partners of LNY, Lincoln Life and of Delaware will be successful in their own remediation and testing efforts. LNY, Lincoln Life and Delaware have been moni-toring the progress of their trading partners; however, the efforts of these partners are beyond our control.

LNY, Lincoln Life and Delaware expect to have completed their necessary remediation and testing efforts prior to December 31, 1999. However, given the nature and complexity of the problem, there can be no guarantee by either com-pany that there will not be significant computer problems in and around December 31, 1999.

Statement of additional information table of contents for Separate Account H

Item
-------------------------------------------
General information and history of LNY  B-2
-------------------------------------------
Special terms                           B-2
-------------------------------------------
Services                                B-2
-------------------------------------------
Principal underwriter                   B-2
-------------------------------------------
Purchase of securities being offered    B-2

For a free copy of the SAI please see page one of this booklet.

Item
---------------------------------------
Calculation of investment results   B-2
---------------------------------------
Annuity payouts                     B-7
---------------------------------------
Federal tax status                  B-7
---------------------------------------
Advertising and sales literature   B-10
---------------------------------------
Financial statements               B-12

The American Legacy III

Lincoln Life & Annuity VariableAnnuity Account H (Registrant)

Lincoln Life & Annuity Company of New York (Depositor)

Statement of Additional Information (SAI)

This Statement of Additional Information should be read in conjunction with the American Legacy III Prospectus of Lincoln Life & Annuity Variable Annuity Ac-
count H dated       , 1999.
You may obtain a copy of the American Legacy III Prospectus on request and without charge.

Please write Lincoln Life & Annuity Company of New York, P.O. Box 2348, Fort Wayne, Indiana 46801 or call 1-800-942-5500.

Table of Contents

Item                                  Page
------------------------------------------
General information and history
of LNY                                B-2
------------------------------------------
Special terms                         B-2
------------------------------------------
Services                              B-2
------------------------------------------
Principal underwriter                 B-2
------------------------------------------
Purchase of securities being offered  B-2
------------------------------------------

Item                               Page

Calculation of investment results  B- 2

Annuity payouts                    B- 7

Federal tax status                 B- 7

Advertising and sales literature   B-10

Financial statements               B-12





This SAI is not a Prospectus.

The date of this SAI is                 , 1999.

General information and

history of Lincoln Life & Annuity Company of New York ("LNY")


LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC and Lincoln Life are organized under Indiana law. LNC's primary businesses are insurance and financial services.

Special terms

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange is cur-rently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays oc-curs on a weekend day, the Exchange may also be closed on the business day oc-curring just before or just after the holiday.

Services

Independent auditors

The statutory-basis financial statements of LNY appearing in this SAI and Reg-istration Statement have been audited by Ernst & Young LLP, independent audi-tors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements and schedules au-dited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

Keeper of records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LNY or by third parties responsible to LNY. We have entered into an agreement with the Delaware Management Compa-ny, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LNY for this service. Administrative services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of Lincoln Life under the contracts.

Principal underwriter

LNY has contracted with American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, California 90071, a licensed broker-dealer, to dis-tribute the contracts through certain legally authorized sales persons and or-ganizations (brokers). AFD and its brokers are compensated under a standard compensation schedule.

Purchase of securities being offered

The contracts are offered to the public through certain securities broker/dealers who have entered into selling agreements with AFD and whose personnel are legally authorized to sell annuity products. Although there are no special purchase plans for any class of prospective buyers, the contingent deferred sales charge normally assessed upon surrender or withdrawal of con-tract value will be waived for officers, directors or bona fide full time em-ployees of LNC, The Capital Group, Inc., their affiliated or managed compa-nies, and certain other persons. See Charges and other deductions in the Pro-spectus.

Both before and after the annuity commencement date, there are exchange privi-leges between subaccounts, and from the VAA to the General Account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Calculation of investment results

The paragraphs set forth below present performance information for the VAA and the subaccounts calculated in several different ways. Once the VAA has a his-tory of operations, Paragraph (A) will show the average annual total return of each subaccount since its inception. The information presented in Paragraph
(A) is commonly referred to as "standard performance" because it is calculated in accordance with formulas prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in certain advertising material that discusses the performance of the VAA and the subaccounts. Paragraph (B) shows the performance of the series over the periods indicated in the table set forth in the Paragraph adjusted to reflect the charges and expenses asso-ciated with the contracts. Standard performance is described in Paragraph (C). Paragraph (D) shows additional "non-standardized" performance information (i.e., performance information not calculated in accordance with SEC guide-lines) for each of the subaccounts that may be used to advertise the performance of the VAA and the subaccounts.

Subaccount performance adjusted for contract expense charges

The examples in Paragraph (B) below show, for the various subaccounts of the VAA, annual total return as of the stated periods, based upon a hypothetical initial purchase payment of $1,000, calculated according to the formula pro-vided after the examples. The annual total return has been calculated to show the annual total return for a hypothetical contract with the enhanced guaran-teed minimum death benefit (EGMDB) and without EGMDB. Although the subaccounts have not yet commenced activity, these figures are calculated as if the subaccounts had commenced activity at the same time as the underlying funds.

Further, since the class of shares of the funds in which the subaccounts invest was not created until 1997, the figures below are based on the performance of the class of shares of the funds issued since the funds commenced operations in 1989, as adjusted to reflect the fees and expenses chargeable against assets attributable to shares of Class 2.
(A) Average annual total return

As noted above, sub-accounts of the VAA do not yet have an operating history.

(B) Subaccount performance (adjusted for contract expense charges) Period Ending December 31, 1998

                                                                           10-year
                                        1-year period   5-year period      period
                                        With    Without With    Without With    Without
                                        EGMDB   EGMDB   EGMDB   EGMDB   EGMDB   EGMDB
---------------------------------------------------------------------------------------
Global Growth Subaccount                26.96%  27.15%  20.34%* 20.57%*  N/A     N/A
(as if commenced activity 4/30/97)
Global Small Capitalization Subaccount   1.31%*  1.41%* N/A     N/A      N/A     N/A
(as if commenced activity 4/30/98)
Growth Subaccount                       33.36%  33.56%  19.80%  19.98%  17.23%  17.40%
(as if commenced activity 2/8/84)
International Subaccount                19.24%  19.42%  10.46%  10.62%   9.53%*  9.69%*
(as if commenced activity 5/1/90)
Growth-Income Subaccount                16.45%  16.62%  17.21%  17.39%  14.12%  14.29%
(as if commenced activity 2/8/84)
Asset Allocation Subaccount             11.37%  11.54%  13.45%  13.62%  10.65%* 10.82%*
(as if commenced activity 8/1/89)
Bond Subaccount                          2.67%   2.82%   5.02%*  5.18%*  N/A     N/A
(as if commenced activity 1/2/96)
High-Yield Bond Subaccount              -1.13%  -0.98%   6.03%   6.19%   8.91%   9.08%
(as if commenced activity 2/8/84)
U.S. Government/AAA-Rated Securities     6.43%   6.59%   4.23%   4.39%   6.56%   6.72%
Subaccount
(as if commenced activity 12/1/85)
Cash Management Subaccount               3.44%   3.60%   3.26%   3.41%   3.57%   3.72%
(as if commenced activity 2/8/84)

*The lifetime of this subaccount is less than the complete period indicated.

See the date the subaccount commenced activity under its name.

There is a New World subaccount but it is not in the chart because it did not begin activity until 1999.

The length of the periods and the last day of each period used in the above ta-ble are set out in the table heading and in the footnotes above.

(C) Formulas

Average annual total return for each period is determined by finding the averge annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula--

P(1 + T)n = ERV

Where: P  = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question n = number of years

ERV = redeemable value (as of the end of the period in question) of a hypo-thetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been charged to contractowner accounts; 2) all applicable non-recurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question.

(D) Other Non-standardized investment results:
The VAA may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertise-ments, brochures and reports. Such results may be computed on a cumulative and/or annualized basis.

Cumulative quotations are arrived at by calculating the change in the Accumula-tion Unit Value between the first and last day of the base period being mea-sured, and expressing the difference as a percentage of the unit value at the beginning of the base period.

Annualized quotations are arrived at by applying a formula which determines the level rate of return which, if earned over the entire base period, would pro-duce the cumulative return.

Non-standardized investment results
subaccounts of Account H

$10,000 invested in
this fund through
American Legacy III
this many years ago...
                     ...would have grown to this amount on December 31, 1998

                                                                      With EGMDB
                                    -------------------------------------------------------------------------------
                                    Growth              Growth-Income       High-Yield Bond     Cash Management
-------------------------------------------------------------------------------------------------------------------
Number                                         Compound            Compound            Compound            Compound
of                                             Growth              Growth              Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate     Amount     Rate     Amount     Rate
-------------------------------------------------------------------------------------------------------------------
1                 12/31/97-12/31/98 $13,336.35 33.36%   $11,644.90 16.45%   $ 9,887.19 -1.13%   $10,344.01 3.44%
2                 12/31/96-12/31/98  17,069.98 30.65%    14,415.89 20.06%    10,928.01  4.54%    10,701.76 3.45%
3                 12/31/95-12/31/98  19,037.42 23.94%    16,838.04 18.97%    12,170.30  6.76%    11,062.71 3.42%
4                 12/31/94-12/31/98  24,946.43 25.70%    22,033.67 21.53%    14,580.18  9.89%    11,486.82 3.52%
5                 12/31/93-12/31/98  24,678.07 19.79%    22,124.49 17.20%    13,403.48  6.02%    11,737.35 3.25%
Lifetime of fund  02/08/84-12/31/98  89,590.77 15.85%    72,968.21 14.27%    43,079.28 10.31%    18,367.64 4.16%
                                                                     Without EGMDB
                                    -------------------------------------------------------------------------------
                                    Growth              Growth-Income       High-Yield Bond     Cash Management
-------------------------------------------------------------------------------------------------------------------
Number                                         Compound            Compound            Compound            Compound
of                                             Growth              Growth              Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate     Amount     Rate     Amount     Rate
-------------------------------------------------------------------------------------------------------------------
1                 12/31/97-12/31/98 $13,356.36 33.56%   $11,662.37 16.62%   $ 9,902.04 -0.98%   $10,359.53 3.60%
2                 12/31/96-12/31/98  17,121.36 30.85%    14,459.08 20.24%    10,960.48  4.69%    10,734.07 3.60%
3                 12/31/95-12/31/98  19,123.54 24.11%    16,913.99 19.15%    12,225.07  6.92%    11,112.65 3.57%
4                 12/31/94-12/31/98  25,114.83 25.89%    22,166.11 22.04%    14,667.67 10.04%    11,555.89 3.68%
5                 12/31/93-12/31/98  24,863.82 19.97%    22,290.62 17.39%    13,504.02  6.19%    11,825.60 3.41%
Lifetime of fund  02/08/84-12/31/98  91,611.48 16.03%    74,613.74 14.44%    44,049.84 10.46%    18,781.92 4.32%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    U.S. Govt/AAA       U.S. Govt/AAA
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
1                 12/31/97-12/31/98 $10,642.67 6.43%    $10,658.64 6.59%
2                 12/31/96-12/31/98  11,356.00 6.56%     11,390.24 6.73%
3                 12/31/95-12/31/98  11,517.74 4.82%     11,569.77 4.98%
4                 12/31/94-12/31/98  13,074.46 6.92%     13,153.11 7.08%
5                 12/31/93-12/31/98  12,302.32 4.23%     12,394.88 4.38%
Lifetime of fund  12/01/85-12/31/98  22,882.32 6.52%     23,336.11 6.67%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    Asset Allocation    Asset Allocation
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
1                 12/31/97-12/31/98 $11,136.80 11.37%   $11,153.51 11.54%
2                 12/31/96-12/31/98  13,195.08 14.87%    13,234.53 15.04%
3                 12/31/95-12/31/98  15,030.00 14.55%    15,097.73 14.71%
4                 12/31/94-12/31/98  19,153.79 17.65%    19,274.86 17.83%
5                 12/31/93-12/31/98  18,793.48 13.44%    18,934.54 13.61%
Lifetime of fund  08/01/89-12/31/98  25,955.90 10.66%    26,324.21 10.82%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    International       International
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
1                 12/31/97-12/31/98 $11,924.50 19.24%   $11,942.37 19.42%
2                 12/31/96-12/31/98  12,795.10 13.12%    12,834.05 13.29%
3                 12/31/95-12/31/98  14,795.14 13.95%    14,862.08 14.11%
4                 12/31/94-12/31/98  16,400.57 13.17%    16,499.35 13.36%
5                 12/31/93-12/31/98  16,443.41 10.45%    16,567.19 10.62%
Lifetime of fund  04/30/90-12/31/98  22,020.29  9.53%    22,308.28  9.69%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    Bond                Bond
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
1                 12/31/97-12/31/98 $10,266.52  2.67%   $10,281.93  2.82%
2                 12/31/96-12/31/98  11,124.39  5.47%    11,157.87  5.64%
Lifetime of fund  01/02/96-12/31/98  11,583.36  5.03%    11,635.57  5.19%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    Global Growth       Global Growth
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
1                 12/31/97-12/31/98 $12,696.01 26.96%   $12,715.04 27.15%
Lifetime of fund  04/30/97-12/31/98  13,618.84 20.35%    13,662.77 20.58%

                                        With EGMDB         Without EGMDB
                                    ------------------- -------------------
                                    Global Small        Global Small
                                    Capitalization      Capitalization
---------------------------------------------------------------------------
Number                                         Compound            Compound
of                                             Growth              Growth
Years             Periods           Amount     Rate     Amount     Rate
---------------------------------------------------------------------------
Lifetime of fund  04/30/98-12/31/98 $10,130.63  1.31%   $10,140.84  1.41%

There is also a New World subaccount but it is not in this chart because it did not begin activity until 1999.

Annuity payouts

Variable annuity payouts

Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable annuity payouts, LNY makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each pe-riod thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the con-tract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity pay-out will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 4% per annum. The first annuity payout is determined by multiplying the bene-fit per $1,000 of value shown in the contract tables by the number of thou-sands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The 4% interest rate stated above is the mea-suring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds 4%, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

LNY will use sex distinct annuity tables in the contracts, except for those contracts associated with employer sponsored plans and where prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appro-priate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at an arbi-trary dollar amount. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

(a) The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

(b) A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of age, sex and survival

LNY may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Federal tax status

General

The operations of the VAA form a part of, and are taxed with, the operations of LNY under the Internal Revenue Code of 1986, as amended (the Code). VAA in-vestment income and realized net capital gains on the assets of the VAA are reinvested and taken into account in determining the accumulation and annuity unit values. As a result, such investment income and realized net capital gain are automatically retained as part of the reserves under the contract. Under existing federal income tax law, LNY believes that the VAA investment income and realized net capital gain are not taxed to the extent they are retained as part of the reserves under the contract. Accordingly, LNY does not anticipate that it will incur any federal income tax liability attributable to the VAA, and therefore it does not intend to make any provision for such taxes. Howev-er, if changes in the federal tax laws or interpretations thereof result in LNY's being taxed on income or gain attributable to the VAA, then LNY may im-pose a charge against the VAA (with respect to some or all (contracts) in or-der to make provision for payment of such taxes.

Tax status of non-qualified contracts

Section 817(h) of the code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate ac-counts of insurance companies) underlying the contract be adequately diversi-fied in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the code. The VAA, through each of the funds, intends to comply with the diversification requirements prescribed in regulations, which affect how the assets in each of the funds in which the VAA invests may be invested. Capital Research and Management Company is not affiliated with LNY and LNY does not have control over the series, or its investments. However, LNY believes that each fund in which the VAA owns shares will meet the diversification requirements and that therefore the con-tracts will be treated as annuities under the code.

The regulations relating to diversification requirements do not provide guid-ance concerning the extent to which contractowners may direct their invest-ments to particular subaccounts of a separate account. When guidance is pro-vided, the contract may need to be modified to comply with that guidance. For these reasons, LNY reserves the right to modify the contract as necessary to prevent the contractowner from being considered the owner of the assets of the VAA.

In addition to the requirements of Section 817(h), code Section 72(s) provides that contracts will not be treated as annuity contracts for purposes of Sec-tion 72 unless the contract provides that (1) if any contractowner dies on or after the annuity starting date prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the contractowner's death; and (2) if any contractowner dies prior to the annuity starting date, the entire interest must be distributed within five years after the death of the contractowner. These requirements are considered satisfied if any portion of the contractowner's interest that is payable to or for the benefit of a designated beneficiary is distributed over that designated beneficiary's life, or a period not extending beyond the des-ignated beneficiary's life expectancy, and if that distribution begins within one year of the contractowner's death. The designated beneficiary must be a natural person. No regulations interpreting these requirements have yet been issued. Thus, no assurance can be given that the provisions contained in con-tracts satisfy all such code requirements. However, LNY believes that such provisions in such contracts meet these requirements. LNY intends to review such provisions and modify them as necessary to assure that they comply with the requirements of Section 72(s) when clarified by regulations or otherwise.

Tax status of contracts used with certain plans

The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regula-tions, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of contracts with the various types of plans, based on LNY's understanding of the current federal tax laws as interpreted by the Internal Revenue Serv-ice. Purchasers of contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisers as to the suitability of the plan and the contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as contractowners, annuitants, and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the contract.

Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

Individual retirement annuities (IRA)
Under Section 408 of the code, individuals may participate in a retirement program known as Individual Retirement Annuity (IRA). An individual may make an annual IRA contribution of up to the lesser of $2,000 (or $4,000 if IRAs are maintained for both the individual and his spouse) or 100% of compensa-tion. However, IRA contributions may be non-deductible in whole or in part if
(1) the individual or his spouse is an active participant in certain other re-tirement programs and (2) the income of the individual (or of the individual and his spouse) exceeds a specified amount. Distributions from certain other IRA plans or qualified plans may be rolled over to an IRA on a tax deferred basis without regard to the limit on contributions, provided certain require-ments are met. Distributions from IRA's are subject to certain restrictions. Deductible IRA contributions and all IRA earnings will be taxed as ordinary income when distributed. The failure to satisfy certain code requirements with respect to an IRA may result in adverse tax consequences.

Roth IRA
Beginning in 1998, Roth IRA's may be established. Non-deductible contributions of $2,000 per year can be made to the Roth IRA. The contribution limits for deductible and non-deductible IRA's are coordinated. In general, distributions from a Roth IRA are not taxable and are not subject to the 10% early with-drawal penalty that applies to Traditional IRA's. A five-year holding period as well as other requirements must be satis-fied if distributions are to be non-taxable. Assuming certain income restric-tions are satisfied, a Traditional IRA can be converted to a Roth IRA. This is a taxable event.

Simplified employee pension plans
[Section 408(k)]
An employer may make contributions on behalf of employees to a simplified em-ployee pension plan ("SEP") established prior to January 1, 1997, as provided by Section 408(k) of the code. The contributions and distribution dates are limited by the code provisions. All distributions from the plan will be taxed as ordinary income. Any distribution before the employee attains age 59 1/2 (except in the event of death or disability) or the failure to satisfy certain other code requirements may result in adverse tax consequences. For tax years after 1996, salary reduction SEPs (SAR/SEP) may no longer be established. How-ever, SAR/SEPs in existence prior to January 1, 1997 may continue to receive contributions.

Tax on distributions from
qualified contracts

The following rules generally apply to distributions from contracts purchased in connection with the plans discussed above, other than Roth IRAs.

The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee's gross income (gen-erally, the employee's own non-deductible contributions) constitutes his in-vestment in the contract. If a distribution is made in the form of annuity payouts, the employee's investment in the contract (adjusted for certain re-fund provisions) divided by his life expectancy (or other period for which an-nuity payouts are expected to be made) constitutes a return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. However, all distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of his investment in the contract. Notwithstanding the above, if the employ-ee's annuity starting date was on or before July 1, 1986 and if his investment in the contract will be recovered within three years of his annuity starting date, no amount is included in income until he has fully recovered such in-vestment. Rules generally provide that all distributions which are not re-ceived as an annuity will be taxed as a pro rata distribution of taxable and non-taxable amounts (rather than as a distribution first of non-taxable amounts).

If a surrender of or withdrawal from the contract is effected and a distribu-tion is made in a single payment, the proceeds may qualify for special lump-sum distribution treatment under certain qualified plans, as discussed above. Otherwise, the amount by which the payment exceeds the investment in the con-tract (adjusted for any prior withdrawals) allocated to that payment, if any, will be taxed as ordinary income in the year of receipt.

Distributions from plans, IRAs and SEPs will be subject to a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements for the above plans will result in a 50% excise tax. Various other adverse tax consequences may also be poten-tially applicable in certain circumstances to these types of plans.

Upon an annuitant's death, the taxation of benefits payable to his beneficiary generally follow these same principles, subject to a variety of special rules.

Other considerations
It should be understood that the foregoing comments about the federal tax con-sequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local, or for-eign tax laws. In recent years, numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the above plans, a tax adviser should be consulted.

Advertising and sales
literature

As set forth in the Prospectus, LNY may refer to the following organizations (and others) in its marketing materials:

A.M. Best's Rating System is designed to evaluate the various factors affect-ing the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantita-tive and qualitative review of each company. A.M. Best also provides certain rankings, to which LNY intends to refer.

Duff & Phelps insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It mea-sures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international di-versification representing over 1,000 companies across 20 different countries.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, includ-ing reports on performance and portfolio analysis, fee and expense analysis.

Moody's insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Morningstar is an independent financial publisher offering comprehensive sta-tistical and analytical coverage of open-end and closed-end funds and variable annuities.

Standard & Poor's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

Vards (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable con-tracts.

Standard & Poor's 500 Index -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including Ameri-can Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the series funds, LNY intends to illustrate the advantages of the contracts in a number of ways:

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed ac-count; and the compounding effect when a client makes regular deposits to his or her contract.

Internet. An electronic communications network which may be used to provide information regarding LNY, performance of the subaccounts and advertisement literature.

Dollar-Cost Averaging. (DCA) -- You may systematically transfer on a monthly basis amounts from the DCA Fixed Account or certain variable subaccounts into the variable subaccounts or the fixed side of the contract. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum balance needed to establish the DCA program is $10,000. DCA transfers can take place over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the annu-ity commencement date; (2) the value of the amount being DCA'd is depleted; or
(3) you cancel the program by written request or by telephone if we have your telephone authorization on file. Currently, there is no charge for this serv-ice. However, we reserve the right to impose one. A transfer under this pro-gram is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to trans-fers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss. If the DCA program is in effect, you may not participate in the Automatic Withdrawal Service or cross-reinvest-ment service.

Automatic Withdrawal Service. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our servicing office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any with-drawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent de-ferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time. If the AWS program is in effect, you may not participate in the DCA program or cross-reinvestment service.

Cross-reinvestment service -- Under this option, account value in a designated variable subaccount or the fixed side of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) or the fixed side of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authoriza-tion to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000 and the minimum amount transferred is $50.00. Currently, there is no charge for this service. However, we reserve the right to impose one. A trans-fer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this service at any time. This program is not available if you are utilizing an automatic deposit feature. Also you may not use the DCA program on the AWS if you are using this cross-reinvestment service.

LNY's customers. Sales literature for the VAA and the series' funds may refer to the number of employers and the number of individual annuity clients which Lincoln Life serves. As of the date of this SAI, Lincoln Life was serving over 200 employers and more than 33,000 individuals.

LNY's assets, size. LNY may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its as-sets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 1998 LNY had statutory admitted assets of over $2 bil-lion.

Financial Statements

The statutory-basis financial statements of LNY as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 and the period from June 6, 1996 to December 31, 1996 appear on the following pages.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS -- STATUTORY BASIS

                                                                              DECEMBER 31
                                                                              1998            1997
                                                                              --------------  ------------
ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                                         $1,435,882,019  $593,431,718
----------------------------------------------------------------------------
Common stocks                                                                        155,039            --
----------------------------------------------------------------------------
Mortgage loans on real estate                                                    184,503,805            --
----------------------------------------------------------------------------
Policy loans                                                                     170,372,567    39,054,927
----------------------------------------------------------------------------
Cash and short-term investments                                                  143,546,873   163,773,594
----------------------------------------------------------------------------
Other invested assets                                                                 60,000            --
----------------------------------------------------------------------------
Receivable for securities                                                          3,477,120        34,804
----------------------------------------------------------------------------  --------------  ------------
Total cash and invested assets                                                 1,937,997,423   796,295,043
----------------------------------------------------------------------------

Premiums and fees in course of collection                                          6,959,116            --
----------------------------------------------------------------------------
Accrued investment income                                                         25,925,055    10,706,003
----------------------------------------------------------------------------
Other admitted assets                                                                438,335       335,728
----------------------------------------------------------------------------
Separate account assets                                                          236,861,781   164,721,012
----------------------------------------------------------------------------  --------------  ------------
Total admitted assets                                                         $2,208,181,710  $972,057,786
----------------------------------------------------------------------------  --------------  ------------
                                                                              --------------  ------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                             $  851,746,596  $  1,214,524
----------------------------------------------------------------------------
Other policyholder funds                                                         962,725,311   587,465,491
----------------------------------------------------------------------------
Other liabilities                                                                 44,824,520     6,784,652
----------------------------------------------------------------------------
Federal income taxes recoverable                                                  (3,206,611)     (342,378)
----------------------------------------------------------------------------
Asset valuation reserve                                                            5,374,594     2,350,411
----------------------------------------------------------------------------
Interest maintenance reserve                                                       5,051,304     2,594,552
----------------------------------------------------------------------------
Net transfers due from separate accounts                                          (6,915,063)   (5,582,705)
----------------------------------------------------------------------------
Separate account liabilities                                                     236,861,781   164,721,012
----------------------------------------------------------------------------  --------------  ------------
Total liabilities                                                              2,096,462,432   759,205,559
----------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln
  National Life Insurance Company)                                                 2,000,000     2,000,000
----------------------------------------------------------------------------
Paid-in surplus                                                                  384,128,481   227,407,481
----------------------------------------------------------------------------
Unassigned surplus -- deficit                                                   (274,409,203)  (16,555,254)
----------------------------------------------------------------------------  --------------  ------------
Total capital and surplus                                                        111,719,278   212,852,227
----------------------------------------------------------------------------  --------------  ------------
Total liabilities and capital and surplus                                     $2,208,181,710  $972,057,786
----------------------------------------------------------------------------  --------------  ------------
                                                                              --------------  ------------

See accompanying notes.                                                      S-1

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                                              PERIOD FROM
                                                                                           JUNE 6, 1996 TO
                                                             YEAR ENDED DECEMBER 31          DECEMBER 31,
                                                             1998            1997                    1996
                                                             --------------  ------------  ---------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                        $1,291,566,984  $184,112,330   $ 631,355,849
-----------------------------------------------------------
Net investment income                                           105,083,579    43,953,796      10,769,172
-----------------------------------------------------------
Surrender and administrative charges                              2,834,073     1,334,705         310,991
-----------------------------------------------------------
Mortality and expense charges on deposit funds                    1,980,728     1,548,722              --
-----------------------------------------------------------
Amortization of the interest maintenance reserve                    579,137       370,129         205,255
-----------------------------------------------------------
Other revenues                                                      536,698       183,048          18,347
-----------------------------------------------------------  --------------  ------------  ---------------
Total revenues                                                1,402,581,199   231,502,730     642,659,614
-----------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                              1,320,787,190    72,475,389     640,912,693
-----------------------------------------------------------
Commissions                                                     274,529,390     2,459,308      18,931,151
-----------------------------------------------------------
Underwriting, insurance and other expenses                       28,064,172     8,012,925       1,801,204
-----------------------------------------------------------
Net transfers to separate accounts                               33,875,951   141,027,195              --
-----------------------------------------------------------  --------------  ------------  ---------------
Total benefits and expenses                                   1,657,256,703   223,974,817     661,645,048
-----------------------------------------------------------  --------------  ------------  ---------------
Gain (loss) from operations before dividends to
policyholders, federal income taxes (benefit) and net
realized loss on investments                                   (254,675,504)    7,527,913     (18,985,434)
-----------------------------------------------------------
Dividends to policyholders                                        3,375,629            --              --
-----------------------------------------------------------  --------------  ------------  ---------------
Gain (loss) from operations before federal income taxes
(benefit) and net realized loss on investments                 (258,051,133)    7,527,913     (18,985,434)
-----------------------------------------------------------
Federal income taxes (benefit)                                   (4,561,826)    1,942,625        (391,144)
-----------------------------------------------------------  --------------  ------------  ---------------
Gain (loss) from operations before net realized loss on
investments                                                    (253,489,307)    5,585,288     (18,594,290)
-----------------------------------------------------------
Net realized loss on investments                                   (721,449)      (73,398)           (855)
-----------------------------------------------------------  --------------  ------------  ---------------
Net income (loss)                                            $ (254,210,756) $  5,511,890   $ (18,595,145)
-----------------------------------------------------------  --------------  ------------  ---------------
                                                             --------------  ------------  ---------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                              UNASSIGNED     TOTAL
                                                   COMMON      PAID-IN        SURPLUS --     CAPITAL AND
                                                   STOCK       SURPLUS        DEFICIT        SURPLUS
                                                   ----------  -------------  -------------  -------------
Balances at June 6, 1996                           $       --  $          --  $          --  $          --
Add (deduct):
  Capital paid-in                                   2,000,000             --             --      2,000,000
-------------------------------------------------
  Surplus paid-in                                          --     69,000,000             --     69,000,000
-------------------------------------------------
  Net loss                                                 --             --    (18,595,145)   (18,595,145)
-------------------------------------------------
  Increase in nonadmitted assets                           --             --     (1,100,310)    (1,100,310)
-------------------------------------------------
  Increase in asset valuation reserve                      --             --     (1,128,548)    (1,128,548)
-------------------------------------------------  ----------  -------------  -------------  -------------
Balances at December 31, 1996                       2,000,000     69,000,000    (20,824,003)    50,175,997
Add (deduct):
  Surplus paid-in                                          --    158,407,481             --    158,407,481
-------------------------------------------------
  Net income                                               --             --      5,511,890      5,511,890
-------------------------------------------------
  Increase in nonadmitted assets                           --             --        (21,278)       (21,278)
-------------------------------------------------
  Increase in asset valuation reserve                      --             --     (1,221,863)    (1,221,863)
-------------------------------------------------  ----------  -------------  -------------  -------------
Balances at December 31, 1997                       2,000,000    227,407,481    (16,555,254)   212,852,227
Add (deduct):
  Surplus paid-in                                          --    156,721,000             --    156,721,000
-------------------------------------------------
  Net loss                                                 --             --   (254,210,756)  (254,210,756)
-------------------------------------------------
  Increase in unrealized capital losses                    --             --       (178,648)      (178,648)
-------------------------------------------------
  Decrease in nonadmitted assets                           --             --        241,698        241,698
-------------------------------------------------
  Increase in asset valuation reserve                      --             --     (3,024,183)    (3,024,183)
-------------------------------------------------
  Increase in liability for reinsurance in
    unauthorized companies                                 --             --       (682,060)      (682,060)
-------------------------------------------------  ----------  -------------  -------------  -------------
Balances at December 31, 1998                      $2,000,000  $ 384,128,481  $(274,409,203) $ 111,719,278
-------------------------------------------------  ----------  -------------  -------------  -------------
                                                   ----------  -------------  -------------  -------------

See accompanying notes.                                                      S-3

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                                             PERIOD FROM
                                                                                             JUNE 6, 1996
                                                                                             TO
                                                              YEAR ENDED DECEMBER 31         DECEMBER 31,
                                                              1998             1997          1996
                                                              ---------------  ------------  -------------
OPERATING ACTIVITIES
Premiums, policy proceeds, and other considerations received  $ 1,284,669,810  $184,112,330   $631,355,849
------------------------------------------------------------
Investment income received                                         96,331,551    43,781,378     1,837,439
------------------------------------------------------------
Benefits paid                                                     (83,399,329)  (85,008,691)  (23,169,165)
------------------------------------------------------------
Insurance expenses paid                                          (351,272,500) (154,355,904)  (20,919,059)
------------------------------------------------------------
Federal income taxes received (paid)                                1,703,193    (1,893,859)           --
------------------------------------------------------------
Dividends to policyholders                                          2,651,237            --            --
------------------------------------------------------------
Other income received and expenses paid, net                       39,064,672     1,613,631       329,338
------------------------------------------------------------  ---------------  ------------  -------------
Net cash provided by (used in) operating activities               989,748,634   (11,751,115)  589,434,402
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                        249,409,117   272,961,178   366,021,652
------------------------------------------------------------
Purchase of investments                                        (1,280,892,696) (265,700,363) (965,220,343)
------------------------------------------------------------
Net decrease (increase) in policy loans                          (131,317,640)    1,554,149   (40,609,076)
------------------------------------------------------------  ---------------  ------------  -------------
Net cash provided by (used in) investing activities            (1,162,801,219)    8,814,964  (639,807,767)
------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Capital and surplus paid-in                                       156,721,000   158,407,481    71,000,000
------------------------------------------------------------
Other                                                              (3,895,136)  (11,032,743)   (1,291,628)
------------------------------------------------------------  ---------------  ------------  -------------
Net cash provided by financing activities                         152,825,864   147,374,738    69,708,372
------------------------------------------------------------  ---------------  ------------  -------------
Increase (decrease) in cash and short-term investments            (20,226,721)  144,438,587    19,335,007
------------------------------------------------------------
Total cash and short-term investments at beginning of year        163,773,594    19,335,007            --
------------------------------------------------------------  ---------------  ------------  -------------
Total cash and short-term investments at end of year          $   143,546,873  $163,773,594   $19,335,007
------------------------------------------------------------  ---------------  ------------  -------------
                                                              ---------------  ------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    Lincoln Life & Annuity Company of New York (the "Company") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). The Company was organized under the laws of the state of New York on June 6, 1996 as a life insurance company. The Company received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the state of New York on September 27, 1996.

    The Company's principal business consists of underwriting annuities, deposit-type contracts and life and health insurance sold through multiple distribution channels. The Company is licensed to do business in New York State.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect amounts reported in the statutory basis financial statements and accompanying notes. Actual results could differ from these estimates.

    BASIS OF PRESENTATION
    The accompanying statutory basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the Department must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results. At this time, it is unclear whether the Department will adopt Codification. Management has not yet determined the impact of Codification to the Company's statutory basis financial statements.

    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their NAIC rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitment and deferred income taxes.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of bonds and mortgage loans attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than a reduction to unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally start-up and organizational costs and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS AND DEPOSITS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts are reported as premium revenues; whereas under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    BENEFITS AND SETTLEMENT EXPENSES
    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of operations; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity and assumption reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory basis of accounting, the ceding commission is expensed when paid.

    Premiums, benefits and settlement expenses and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. Under GAAP, such amounts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    POSTRETIREMENT BENEFITS
    For purposes of calculating the Company's postretirement benefit obligation, only vested employees and current retirees are included in the actuarial benefit valuation. Under GAAP, active employees not currently eligible would also be included.

    CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less from the date of acquisition. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less from the date of acquisition.

    A reconciliation of the Company's capital and surplus and net income (loss) determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                       CAPITAL AND SURPLUS   NET INCOME (LOSS)
                                       ----------------------------------------------------------
                                                                                    PERIOD FROM
                                                                                    JUNE 6, 1996
                                                                                    TO
                                       DECEMBER 31                                  DECEMBER 31,
                                                             YEAR ENDED DECEMBER 31
                                       1998       1997       1998        1997       1996
                                       ----------------------------------------------------------
                                       (IN THOUSANDS)
                                       ----------------------------------------------------------
Amounts as reported on a statutory
basis                                  $ 111,719  $ 212,852  $ (254,211) $   5,512    $ (18,595)
-------------------------------------
GAAP adjustments:
  Net unrealized gain on investments      27,851     14,327          --         --           --
-------------------------------------
  Interest maintenance reserve             5,051      2,595        (579)      (370)       3,204
-------------------------------------
  Net realized gain (loss) on
    investments                             (990)        --       3,050       (240)          --
-------------------------------------
  Asset valuation reserve                  5,375      2,350          --         --           --
-------------------------------------
  Policy and contract reserves           (85,875)   (19,204)    271,293     (3,667)     (15,537  )
-------------------------------------
  Present value of future profits,
    deferred policy acquisition costs
    and goodwill                         336,568     37,605       6,091        524       37,081
-------------------------------------
  Policyholders' share of earnings
    and surplus on participating
    business                              (9,904)        --        (100)        --           --
-------------------------------------
  Deferred income taxes                   35,280     (5,558)    (12,696)       671       (1,215  )
-------------------------------------
  Nonadmitted assets                         880      1,122          --         --           --
-------------------------------------
  Other, net                              (1,705)        --         (82)        --           --
-------------------------------------  ---------  ---------  ----------  ---------  -------------
Net increase (decrease)                  312,531     33,237     266,977     (3,082)      23,533
-------------------------------------  ---------  ---------  ----------  ---------  -------------
Amounts on a GAAP basis                $ 424,250  $ 246,089  $   12,766  $   2,430  $     4,938
-------------------------------------  ---------  ---------  ----------  ---------  -------------
                                       ---------  ---------  ----------  ---------  -------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition.

    Policy loans are reported at unpaid balances.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds and mortgage loans are credited or charged directly in unassigned surplus.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    PREMIUMS
    Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Life insurance and individual annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFIT RESERVES
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserves released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to policyholders' funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums, benefits and settlement expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the exclusive benefit of variable annuity contractholders and for which the contractholders, and not the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist of unit investments in mutual funds. The detailed operations of the separate accounts are not included in the accompanying financial statements. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of operations.

    RECLASSIFICATIONS
    Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on unassigned surplus-deficit or net income (loss) previously reported.

2.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                                    PERIOD FROM
                                                                                    JUNE 6, 1996
                                                                                    TO
                                                                                    DECEMBER 31,
                                                        YEAR ENDED DECEMBER 31
                                                        1998           1997         1996
                                                        ------------------------------------------
Income:
  Bonds                                                 $  78,205,686  $42,237,959   $  9,427,203
   ---------------------------------------------------
  Mortgage loans on real estate                            14,304,385           --             --
   ---------------------------------------------------
  Policy loans                                              7,981,377    1,990,613        439,305
   ---------------------------------------------------
  Cash and short-term investments                           5,893,453      315,328      1,024,525
   ---------------------------------------------------  -------------  -----------  --------------
Total investment income                                   106,384,901   44,543,900     10,891,033
------------------------------------------------------
Investment expenses                                         1,301,322      590,104        121,861
------------------------------------------------------  -------------  -----------  --------------
Net investment income                                   $ 105,083,579  $43,953,796   $ 10,769,172
------------------------------------------------------  -------------  -----------  --------------
                                                        -------------  -----------  --------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                      COST OR         GROSS        GROSS
                                      AMORTIZED       UNREALIZED   UNREALIZED   FAIR
                                      COST            GAINS        LOSSES       VALUE
                                      --------------------------------------------------------
At December 31, 1998:
  Corporate                           $1,148,083,966  $27,649,036  $(7,489,560) $1,168,243,442
   ---------------------------------
  U.S. government                         39,617,653      564,146     (119,394)     40,062,405
   ---------------------------------
  Foreign government                      19,532,744      994,331     (720,250)     19,806,825
   ---------------------------------
  Mortgage-backed                        225,005,162    6,239,684     (421,281)    230,823,565
   ---------------------------------
  State and municipal                      3,642,494      164,552           --       3,807,046
   ---------------------------------  --------------  -----------  -----------  --------------
                                      $1,435,882,019  $35,611,749  $(8,750,485) $1,462,743,283
                                      --------------  -----------  -----------  --------------
                                      --------------  -----------  -----------  --------------

At December 31, 1997:
  Corporate                           $  445,296,161  $12,163,765  $(1,677,849) $  455,782,077
   ---------------------------------
  U.S. government                         12,326,095      191,925           --      12,518,020
   ---------------------------------
  Foreign government                      17,131,754      636,803     (426,360)     17,342,197
   ---------------------------------
  Mortgage-backed                        115,611,907    3,369,970       (3,564)    118,978,313
   ---------------------------------
  State and municipal                      3,065,801       72,469           --       3,138,270
   ---------------------------------  --------------  -----------  -----------  --------------
                                      $  593,431,718  $16,434,932  $(2,107,773) $  607,758,877
                                      --------------  -----------  -----------  --------------
                                      --------------  -----------  -----------  --------------

    The carrying amount of investments in bonds in the balance sheet at December 31, 1998 reflects adjustments of $178,648 to decrease amortized cost as a result of the Securities Valuation Office ("SVO") of the NAIC designating certain investments as low or lower quality.

    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1998, by contractual maturity, is as follows:

                                                                     COST OR
                                                                     AMORTIZED       FAIR
                                                                     COST            VALUE
                                                                     ------------------------------
Maturity:
  In 1999                                                            $   29,182,134  $   29,230,713
   ----------------------------------------------------------------
  In 2000-2003                                                          358,100,253     362,502,042
   ----------------------------------------------------------------
  In 2004-2008                                                          525,815,980     536,016,775
   ----------------------------------------------------------------
  After 2008                                                            297,778,590     304,170,188
   ----------------------------------------------------------------
  Mortgage-backed securities                                            225,005,062     230,823,565
   ----------------------------------------------------------------  --------------  --------------
Total                                                                $1,435,882,019  $1,462,743,283
-------------------------------------------------------------------  --------------  --------------
                                                                     --------------  --------------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    Proceeds from sales of investments in bonds were $203,748,028, $274,742,319 and $365,646,000 in 1998, 1997 and 1996, respectively. Gross gains of $3,612,434, $1,533,793 and $4,871,624, and gross losses of $1,529,149,
    $1,922,165 and $2,433 during 1998, 1997 and 1996, respectively, were realized on those sales. Net gains (losses) of $17,705, $(26) and $376,041 were realized on sales of short-term investments in 1998, 1997 and 1996, respectively.

    At December 31, 1998 and 1997, investments in bonds with an admitted asset value of $500,129 and $500,177, respectively, were on deposit with the Department to satisfy regulatory requirements.

    During 1998, the minimum and maximum lending rates for mortgage loans were 6.62% and 10.29%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1998, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

    Realized capital gains and losses are reported net of federal income taxes of $1,223,897, $55,541 and $1,836,682 in 1998, 1997 and 1996, respectively, and amounts transferred to the interest maintenance reserve of $3,035,887, $239,459 and $3,409,395 in 1998, 1997 and 1996, respectively.

    At December 31, 1998, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

3.  FEDERAL INCOME TAXES
    The Company's federal income tax return is not consolidated with any other entities. The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, other pass through tax attributes from investments, differences in ceding commissions, policy acquisition costs, and policy and contract liabilities in the tax return versus the financial statements.

    In 1998, a federal income tax net operating loss of $76,192,977 was incurred. The Company plans to utilize $9,161,743 of the net operating loss to recover taxes paid in prior years. The remaining portion of the net operating loss of $67,031,234 will be available for use to offset taxable income in future years. The net operating loss carryforward of $67,031,234 will expire in 2018.

    The Company paid $3,675,000 in 1997 for federal income taxes. No federal income tax payments were made in 1998 or 1996.

4.  REINSURANCE
    The Company cedes insurance to other companies, including affiliated companies. The portion of risks exceeding the Company's retention limit is reinsured with Lincoln Life. The Company limits its maximum risk that it retains on an individual to $500,000. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations. The Company did not cede or assume any business prior to January 1, 1998. On January 2, 1998, the Company and Lincoln Life entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $149,714,239 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $779,551,235 which became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. Pursuant to the terms of the reinsurance agreement, the Company, Lincoln Life and CIGNA are in the final stages of agreeing to the statutory basis values of these assets and liabilities. Any changes to these values which may occur in future periods will not be material to the Company's financial position. Subsequent to the CIGNA transaction, the Company and Lincoln Life announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  REINSURANCE (CONTINUED)
    on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.

    On October 1, 1998, the Company entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance business from Aetna, Inc. The Company paid $143,721,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $135,374,141 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $463,007,132 which became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. Subsequent to the Aetna transaction, the Company and Lincoln Life announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000, of which $11,900,000 was received by the Company. The retrocession agreement was executed on October 14, 1998 with an effective date of October 1, 1998.

    In October 1996, the Company and Lincoln Life purchased a block of group tax-qualified annuity business from UNUM Corporation's affiliates. The transaction was completed in the form of an assumptive reinsurance transaction, which resulted in the Company paying a ceding commission of $15,675,206. Policy liabilities and related accruals of the Company increased by $714,282,427 as a result of this transaction.

    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," have been reduced for insurance ceded by $54,411,763 and $2,722,404, respectively, at December 31, 1998.

    The caption "Premiums and deposits" in the statements of operations includes $1,276,884,778 of insurance assumed and $52,443,264 of insurance ceded in 1998.

    The caption "Benefits and settlement expenses" in the statements of operations is net of reinsurance recoveries of $47,526,681 for 1998.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $682,060 at December 31, 1998. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1998, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

5.  LIFE AND ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES
    At December 31, 1998, the Company had $1,092,753,902 of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover the above insurance totaled $6,937,379 at December 31, 1998.

    At December 31, 1998, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

5.  LIFE AND ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES (CONTINUED)

                                                                               AMOUNT          PERCENT
                                                                               --------------  ---------
Subject to discretionary withdrawal with adjustment:
  With market value of investment                                              $  343,050,030       28.5%
-----------------------------------------------------------------------------
  At book value, less surrender charge                                            153,828,072       12.8
-----------------------------------------------------------------------------
  At market value                                                                 229,940,273       19.1
-----------------------------------------------------------------------------  --------------  ---------
                                                                                  726,818,375       60.4
Subject to discretionary withdrawal without adjustment:
  At book value with minimal or no charge or adjustment                           461,855,066       38.4
-----------------------------------------------------------------------------
Not subject to discretionary withdrawal                                            13,848,286        1.2
-----------------------------------------------------------------------------  --------------  ---------
Total annuity reserves and deposit fund liabilities, before reinsurance         1,202,521,727      100.0%
                                                                                               ---------
                                                                                               ---------
Less reinsurance                                                                    2,991,673
-----------------------------------------------------------------------------  --------------
Net annuity reserves and deposit fund liabilities, including separate
accounts                                                                       $1,199,530,054
-----------------------------------------------------------------------------  --------------
                                                                               --------------

    A reconciliation of the total net annuity reserves and deposit fund liabilities to the amounts reported in the Company's 1998 Annual Statement and the Company's Separate Accounts Annual Statement is as follows:

                                                                                        DECEMBER 31,
                                                                                        1998
                                                                                        --------------
Per 1998 Annual Statement:
  Exhibit 8, Section B -- Total (net)                                                   $    9,955,624
--------------------------------------------------------------------------------------
  Exhibit 8, Section C -- Total (net)                                                        1,241,407
--------------------------------------------------------------------------------------
  Exhibit 10, Column 1, Line 19                                                            958,392,750
--------------------------------------------------------------------------------------  --------------
                                                                                           969,589,781
--------------------------------------------------------------------------------------
Per Separate Accounts Annual Statement:
--------------------------------------------------------------------------------------
  Exhibit 6, Column 2, Line 0299999                                                                 --
--------------------------------------------------------------------------------------
  Page 3, Line 3                                                                           229,940,273
--------------------------------------------------------------------------------------  --------------
                                                                                           229,940,273
                                                                                        --------------
Total net annuity reserves and deposit fund liabilities                                 $1,199,530,054
--------------------------------------------------------------------------------------  --------------
                                                                                        --------------

    Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                                                           DECEMBER 31
                                                                           1998           1997
                                                                           -------------  ------------
Premium deposit funds                                                      $ 931,230,214  $587,465,491
-------------------------------------------------------------------------
Undistributed earnings on participating business                              30,772,519            --
-------------------------------------------------------------------------
Other                                                                            722,578            --
-------------------------------------------------------------------------  -------------  ------------
                                                                           $ 962,725,311  $587,465,491
                                                                           -------------  ------------
                                                                           -------------  ------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

6.  CAPITAL AND SURPLUS

    The Company was initially capitalized on August 12, 1996 with a capital contribution from Lincoln Life in the amount of $2,000,000. Additional paid-in surplus from Lincoln Life of $69,000,000, $158,407,481 and $156,721,000
    was received in September 1996, December 1997 and October 1998, respectively.

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1998, the Company exceeds the RBC requirements.

    The payment of dividends by the Company requires 30 day advance notice to the Department.

7.  EMPLOYEE BENEFIT PLANS

    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory basis statements of operations or balance sheets for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Options issued subsequent to 1991 are exercisable in equal increments on the option issuance anniversary in three to four years following issuance.

    As of December 31, 1998, 16,600 shares of LNC common stock were subject to options granted to Company employees under the stock option incentive plans of which 2,399 were exercisable on that date. The exercise prices of the outstanding options range from $58.94 to $89.85. During 1998, 137 options were exercised. There were no options exercised during 1997.

8.  RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

    LEASES
    The Company leases office space and equipment under lease agreements that expire at various intervals over the next five years and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for all operating leases was $281,947, $155,664 and $32,252 for 1998, 1997 and 1996, respectively. Future minimum rental commitments are as follows:

1999                                  $ 225,596
------------------------------------
2000                                    162,908
------------------------------------
2001                                    161,564
------------------------------------
2002                                    161,564
------------------------------------
2003                                    148,100
------------------------------------  ---------
                                      $ 859,732
                                      ---------
                                      ---------

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1998, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    CONTINGENCY MATTERS
    The Company is occasionally involved in various pending or threatened legal proceedings arising from the conduct of business. These proceedings are routine in the ordinary course of business. In

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

8. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these proceedings will not have a material adverse affect on the financial position of the Company.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.

    BONDS AND COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of common stocks are based on quoted market prices.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using U.S. Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

    CASH AND SHORT-TERM INVESTMENTS
    The carrying value of cash and short-term investments approximates their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts). The fair values for the deposit contracts are based on their approximate surrender values.

    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    SEPARATE ACCOUNTS
    Assets held in separate accounts are reported in the accompanying statutory basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 ASSETS (LIABILITIES)
                                                 ----------------------------------------------
                                                 CARRYING                CARRYING
                                                 VALUE       FAIR VALUE  VALUE       FAIR VALUE
                                                 ----------------------------------------------
                                                 DECEMBER
                                                 31
                                                 1998                    1997
                                                 ----------------------------------------------
                                                 (IN THOUSANDS)
                                                 ----------------------------------------------
Bonds                                            $1,435,882  $1,462,743  $  593,432  $  607,259
-----------------------------------------------
  Unaffiliated common stock                             155         155          --          --
   --------------------------------------------
  Mortgage loans on real estate                     184,504     185,694          --          --
   --------------------------------------------
  Policy loans                                      170,373     183,408      39,055      39,055
   --------------------------------------------
  Cash and short-term investments                   143,547     143,547     163,774     163,774
   --------------------------------------------
  Other invested assets                                  60          60          --          --
   --------------------------------------------
  Investment-type insurance contracts              (962,725)   (938,191)   (587,465)   (587,465)
   --------------------------------------------
  Separate account assets                           236,862     236,862     164,721     164,721
   --------------------------------------------
  Separate account liabilities                     (236,862)   (236,862)   (164,721)   (164,721)
   --------------------------------------------

10. TRANSACTIONS WITH AFFILIATES

    The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $18,504,450, $3,454,014 and $931,000 in 1998, 1997 and 1996,
    respectively. The Company has also entered into an agreement with Lincoln Life to provide certain processing services. Fees received from Lincoln Life for such services were $273,952, $578,003 and $229,000 in 1998, 1997 and
    1996, respectively.

    The Company has an investment management agreement with an affiliate, Lincoln Investment Management, Inc., for investment advisory and asset management services. Fees paid for such investment services were $1,501,592, $558,011 and $122,000 in 1998, 1997 and 1996, respectively.

    The Company cedes business to two affiliated companies, Lincoln Life and Lincoln National Reassurance Company. The caption "Premiums and deposits" in the accompanying statements of operations has been reduced by the $2,095,019 of premiums paid on these contracts in 1998. The caption "Future policy benefits and claims" has been reduced by $2,583,702 related to reserve credits taken on these contracts as of December 31, 1998.

11. SEPARATE ACCOUNTS

    Separate account premiums, deposits and other considerations amounted to $73,993,993 and $167,895,749 in 1998 and 1997, respectively. Reserves for separate accounts with assets at fair value were $229,940,273 and $159,132,918 at December 31, 1998 and 1997, respectively. All reserves are subject to discretionary withdrawal at market value. All of the Company's separate accounts are nonguaranteed. The investment risks associated with market value changes are borne entirely by the policyholder.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

11. SEPARATE ACCOUNTS (CONTINUED)
    A reconciliation of transfers to (from) separate accounts are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              1998           1997
                                                              ------------------------
Transfers as reported in the Summary of Operations of
various Separate Accounts:
  Transfers to separate accounts                              $73,993,993    $167,895,749
------------------------------------------------------------  ---------      ---------
  Transfers from separate accounts                            (40,118,042)   (26,868,553)
------------------------------------------------------------  ---------      ---------
Net transfer to separate accounts as reported in the
Company's NAIC Annual Statement -- Summary of Operations      $33,875,951    $141,027,195
------------------------------------------------------------  ---------      ---------
                                                              ---------      ---------

12. CENTURY COMPLIANCE (UNAUDITED)

    The Year 2000 issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The Company has been redirecting a large portion of internal Information Technology efforts and contracting with affiliate service providers, who have contracted with outside consultants, to update systems to address Year 2000 issues. Experts have been engaged to assist in developing work plans and cost estimates and to complete remediation activities.

    For the year ended December 31, 1998, the Company identified expenditures of $235,809 to address this issue which represent all expenditures to date. The Company's financial plans for 1999 and 2000 include expected expenditures of an additional $410,000. Actual Year 2000 expenditures through December 31, 1998 and future Year 2000 expenditures are expected to be funded from operating cash flows. The anticipated cost of addressing Year 2000 issues is based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Such costs will be closely monitored by management. Nevertheless, there can be no guarantee that actual costs will not be higher than these estimated costs. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties. The total expenditures identified represent only the Company's portion of Lincoln Life's and LNC's larger expenditures to address the Year 2000 issue.

    The current scope of the Company's and its affiliates overall Year 2000 program includes the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and Local Area Network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT);
    3) addressing the readiness of key business partners; and 4) establishing Year 2000 contingency plans.

    The projects to address IT and non-IT readiness have four major phases. Phase one involves raising awareness and creating an inventory of all IT and non-IT assets. The second phase consists of assessing all items inventoried to initially determine whether they are affected by the Year 2000 issue and preparing general plans and strategies. The third phase entails the detailed planning and remediation of affected systems and equipment. The last phase consists of testing to verify Year 2000 readiness.

    The Company and its affiliates have completed those four phases for over two-thirds of its high priority IT systems respectively, including those provided by software vendors. While the Company's year 2000 program for nearly all high priority IT systems is expected to be completed in the first quarter 1999, phase four, for a small but important subset of these systems, will continue through the end of the second quarter 1999. As of

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

12. CENTURY COMPLIANCE (UNAUDITED) (CONTINUED)
    December 31, 1998, the status of projects addressing readiness of IT assets is: 100% of IT assets have been inventoried (Phase 1) and assessed (Phase
    2); 94% of IT projects have been through the remediation phase (Phase 3) with the last project scheduled for completion by the end of March 1999; and 69% of IT projects have completed the testing phase (Phase 4) with the last project scheduled to finish testing by the end of June 1999. A portion of the effort that extends into 1999 is dependent on outside third parties and is behind the original schedule. The Company is working with these parties to modify the completion schedule.

    As of December 31, 1998, the status of projects that address readiness of high priority non-IT assets is: 100% of non-IT assets have been inventoried (Phase 1) and assessed (Phase 2); 79% of non-IT projects addressing remediation (Phase 3) have been completed and 21% of non-IT projects have completed the testing phase (Phase 4). The Company expects to have all phases related to high priority non-IT completed by the end of October 1999.

    Concurrent with the IT and non-IT projects, the readiness of key business partners is being reviewed and Year 2000 contingency plans are being developed. The most significant categories of key business partners are financial institutions, software vendors and utility providers (gas, electric and telecommunications). Surveys have been mailed to these key business partners. Based on responses received, current levels of readiness are being assessed, follow-up contacts are underway, alternative strategies are being developed and testing is being scheduled where feasible. This effort is expected to continue well into 1999. As noted above, software vendor assessments are considered part of the IT projects and, therefore, would follow the schedule shown above for such projects.

    While the Company is working to meet the schedules outlined above, some uncertainty remains. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact the Company and other similar uncertainties.

    A worst case scenario might include the Company's inability to achieve Year 2000 readiness with respect to one or more of the Company's significant policyholder systems resulting in a material disruption to the Company's operations. Specifically, the Company could experience an interruption in its ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records and/or perform adequate customer service. Should the worst case scenario occur, it could, depending on its duration, have a material impact on the Company's results of operations and financial position. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period would have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 contingency planning. The Company is in the process of modifying its contingency plans to address potential Year 2000 issues. Where these efforts identify high risks due either to unacceptable work around procedures or significant readiness risks, appropriate risk management techniques are being developed. These techniques, such as resource shifting or use of alternate providers, will be employed to provide stronger assurances of readiness. The Company has gone through exercises to identify worst case scenario failures. At this time, the Company believes its plans are sufficient to mitigate identified worst case scenarios.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (a wholly owned subsidiary of The Lincoln National Life Insurance Company) as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1998 and 1997, or the results of its operations or its cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

                                         /s/ Ernst & Young LLP

March 18, 1999

LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H

                      REGISTRATION STATEMENT ON FORM N-4

                          PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

  (a) List of Financial Statements

      1. Part A The Table of Condensed Financial Information will be included in Part A of this Registration Statement when available.

      2. Part B The Financial Statements for the Variable Account will be included in Part B of this Registration Statement when available.

      3. Part B The following Statutory-Basis Financial Statements of Lincoln Life & Annuity Company of New York are included in the SAI:

Balance Sheets Statutory-Basis--December 31, 1998 and 1997

Statements of Operations Statutory-Basis--Years ended December 31, 1998 and 1997 and the period from June 6, 1996 (date of incorporation) to December 31, 1996

Statements of Changes in Capital and Surplus Statutory-Basis--Years ended December 31, 1998 and 1997, and the period from June 6, 1996 (date of incorporation) to December 31, 1996

Statements of Cash Flows Statutory-Basis--Years ended December 31, 1998 and 1997, and the period from June 6, 1996 (date of incorporation) to December 31, 1996


Notes to Financial Statements--December 31, 1998
Report of Ernst & Young LLP, Independent Auditors

Item 24.                          (Continued)

                (b)  List of Exhibits

(1) Resolutions of the Board of Directors and memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 16, 1997.
(2)    None.

(3)(a) Form of Underwriting Agreement.

(3)(b) Form of Selling Group Agreement.

(4)    Variable Annuity Contract.

(5)    Application.

(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (333-10863) filed on 8/27/96.

(7)    Not applicable.

(8)(a) Form of Services Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and LNY.

(8)(b) Form of Fund Participation Agreement.

(9) Opinion and consent of Robert O. Sheppard, Counsel of Lincoln Life & Annuity Company of New York as to legality of securities being issued.

(10)   Consent of Ernst & Young LLP, Independent Auditors

(11)   Not applicable.

(12)   Not applicable.

(13)   Schedule for Computation for Performance Quotations.

(14)   Other Exhibits:
                (a)  Organizational Chart of the Lincoln National Insurance
                      Holding Company System
                (b)  Books and Records Report


The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln Life & Annuity Variable Annuity Account L as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

Item 25.

                                             Positions and Officers with Lincoln Life &
Name                                                Annuity Company of New York
----                                         ------------------------------------------
Joanne B. Collins........................    President, Treasurer and Director

Troy D. Panning..........................    Second Vice President and Chief Financial
                                             Officer

Roland C. Baker..........................    Director
    1801 S. Meyers Road
    Oakbrook Terrace, IL 60161

J. Patrick Barrett.......................    Director
    Chairman & CEO
    Carpat Investments
    4605 Watergap
    Manlius, NY 13104

Thomas D. Bell, Jr. .....................    Director
    President & CEO
    Young & Rubicam Advertising
    285 Madison Avenue
    New York, NY 10017

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                    Positions and Offices with LNY
----                    ------------------------------

Jon A. Boscia***.................................  Director

Kathleen R. Gorman*..............................  Assistant Vice President

John H. Gotta*****...............................  Director

Barbara S. Kowalczyk***..........................  Director

M. Leanne Lachman................................  Director
  Managing Director
  Boston Financial
  437 Madison Avenue - 18th Floor
  New York, NY 10022

Louis G. Marcoccia...............................  Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

John M. Pietruski................................  Director
  One Penn Plaza
  Suite 3408
  New York, NY 10119

Lawrence T. Rowland****..........................  Director

Gabriel L. Shaheen**.............................  Director

Robert O. Sheppard*..............................  Assistant Vice President

Richard C. Vaughan***............................  Director

C. Suzanne Wamack***.............................  Secretary

* Principal business address of each person is 120 Madison Street, 17th Floor, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46802.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.

**** Principal business address of each person is 1700 Magnovox Way, One
     Reinsurance Place, Fort Wayne, Indiana 46804.

*****Principal business address of each person is 350 Church Street, Hartford, CT 06103.

Item 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.


Item 27.

                           NUMBER OF CONTRACT OWNERS

     Not applicable.


Item 28.

                         INDEMNIFICATION--UNDERTAKING

(a)  Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Co. of NY
     (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.

     Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions.
     Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore,unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter

     (a) American Funds Distributors, Inc., is also the Principal Underwriter of shares of: AMCAP Fund, Inc., American Balanced Fund, Inc., The American Funds Income Series, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., The Cash Management Trust of America, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., New World Fund, Inc., The Bond Fund of America, Inc., Intermediate Bond Fund of America, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America, The U.S. Treasury Money Fund of America and Washington Mutual Investors Fund, Inc. along with certain variable annuity contracts issued by our affiliate The Lincoln National Life Insurance Company.

     (b)              (1)                                       (2)
        Name and Principal                      Positions and Offices
         Business Address                        with Underwriter
        ------------------                      ---------------------

        David L. Abzug                          Regional Vice President
        27304 Park Vista Road
        Agoura Hills, CA 91301

        John A. Agar                            Vice President
        #61 Point West Circle
        Little Rock, AR 72207

   Robert B. Aprison                   Vice President
   2983 Bryn Wood Drive
   Madison, WI  53711

L  William W. Bagnard                  Vice President

   Steven L. Barnes                    Senior Vice President
   5400 Mount Meeker Road, Suite 1
   Boulder CO  80301

B  Carl R. Bauer                       Assistant Vice President

   Michelle A. Bergeron                Senior Vice President
   4160 Gateswalk Drive
   Smyrna, GA 30080

   J. Walter Best, Jr.                 Regional Vice President
   9013 Brentmeade Blvd.
   Brentwood, TN 37027

   Joseph T. Blair                     Senior Vice President
   148 E. Shore Ave
   Groton Long Point, CT 06340

(b)                 (1)                               (2)
     Name and Principal               Positions and Offices
     Business Address                 with Underwriter
     ------------------               ---------------------

     John A. Blanchard                Vice President
     6421 Aberdeen Road
     Mission Hills, KS 66208

     Ian B. Bodell                    Senior Vice President
     P.O. Box 1665
     Brentwood, TN 37024-1655

     Mick L. Brethower                Senior Vice President
     2320 North Austin Avenue
     Georgetown, TX  78628

     Alan Brown                       Regional Vice President
     4129 Laclede Avenue
     St. Louis, MO  63108

H    J. Peter Burns                   Vice President

     Brian C. Casey                   Regional Vice President
     8002 Greentree Road
     Bethesda, MD  20817

     Victor C. Cassato                        Senior Vice President
     609 W. Littleton Blvd., Suite 310
     Greenwood Village, CO 80120

     Christopher J. Cassin                    Senior Vice President
     19 North Grant Street
     Hinsdale, IL 60521

     Denise M. Cassin                         Vice President
     1301 Stoney Creek Drive
     San Ramon, CA 94538

L    Larry P. Clemmensen                      Director

L    Kevin G. Clifford                        Director, President and Co-Chief
                                              Executive Officer

     Ruth M. Collier                          Senior Vice President
     29 Landsdowne Drive
     Larchmont, NY  10538

S    David Coolbaugh                          Assistant Vice President

(b)                 (1)                               (2)
     Name and Principal               Positions and Offices
     Business Address                 with Underwriter
     ---------------------            ---------------------

     Thomas E. Cournoyer              Vice President
     2333 Granada Boulevard
     Coral Gables, FL 33134

     Douglas A. Critchell             Senior Vice President
     3521 Rittenhouse Street, N.W.
     Washington, D.C. 20015

L    Carl D. Cutting                  Vice President

     Dan J. Delianedis                Regional Vice President
     8689 Braxton Drive
     Eden Prairie, MN 55347

     Michael A. Dilella               Vice President
     P.O. Box 661
     Ramsey, NJ 07446

     G. Michael Dill                  Senior Vice President
     505 E. Main Street
     Jenks, OK 74037

     Kirk D. Dodge                            Senior Vice President
     633 Menlo Avenue, Suite 210
     Menlo Park, CA 94025

     Peter J. Doran                           Director, Senior Vice President
     1205 Franklin Avenue
     Garden City, NY 11530

L    Michael J. Downer                        Secretary

     Robert W. Durbin                         Vice President
     74 Sunny Lane
     Tiffin, OH 44883

I    Lloyd G. Edwards                         Senior Vice President

L    Paul H. Fieberg                          Sr. Vice President

L    Paul H. Fieberg                          Senior Vice President

     John Fodor                               Vice President
     15 Latisquama Road
     Southborough, MA 01772

(b)               (1)                                            (2)
   Name and Principal                          Positions and Offices
    Business Address                             with Underwriter
   ------------------                         ----------------------

   Clyde E. Gardner                           Senior Vice President
   Route 2, Box 3162
   Osage Beach, MO 65065

B  Evelyn K. Glassford                        Vice President


   Jeffrey J. Greiner                         Vice President
   12210 Taylor Road
   Plain City, OH 43064

L  Paul G. Haaga, Jr.                         Director


B  Mariellen Hamann                           Assistant Vice President


   David E. Harper                            Senior Vice President
   150 Old Franklin School Road
   Pittstown, NJ 08867


   Ronald R. Hulsey                           Vice President
   6744 Avalon
   Dallas, TX 75214


   Robert S. Irish                            Regional Vice President
   1225 Vista Del Mar Drive
   Delray Beach, FL 33483


   Michael J. Johnston                        Director
   630 Fifth Ave., 36th Floor
   New York, NY 10111


B  Damien M. Jordan                           Vice President

   Arthur J. Levine                           Senior Vice President
   12558 Highlands Place
   Fishers, IN  46038

(b)                (1)                                          (2)
    Name and Principal                        Positions and Offices
     Business Address                            with Underwriter
    ------------------                        ---------------------

B   Karl A. Lewis                             Assistant Vice President


    T. Blake Liberty                          Regional Vice President
    5506 East Mineral Lane
    Littleton, CO 80122


    Mark J. Lien                              Regional Vice President
    5570 Beechwood Terrace
    West Des Moines IA  50266


L   Lorin E. Liesy                            Assistant Vice President


L   Susan G. Lindgren                         Vice President - Institutional
                                              Investment Services


LW  Robert W. Lovelace                        Director


    Stephen A. Malbasa                        Vice President
    13405 Lake Shore Blvd.
    Cleveland, OH 44110


    Steven M. Markel                          Senior Vice President
    5241 South Race Street
    Littleton, CO 80121


L   J. Clifton Massar                         Director, Senior Vice President


L   E. Lee McClennahan                        Senior Vice President


L   Jamie R. McCrary                          Assistant Vice President


S   John V. McLaughlin                        Senior Vice President


    Terry W. McNabb                           Vice President
    2002 Barrett Station Road
    St. Louis, MO  63131


L   R. William Melinat                        Vice President-Institutional
                                              Investment Services


    David R. Murray                           Vice President
    60 Briant Drive
    Sudbury, MA  01776


    Stephen S. Nelson                         Vice President
    P.O. Box 470528
    Charlotte, NC 28247-0528

(b)               (1)                                    (2)
   Name and Principal                  Positions and Offices
    Business Address                     with Underwriter
   ------------------                  ---------------------

   William E. Noe                      Regional Vice President
   304 River Oaks Road
   Brentwood, TN 37207


   Peter A. Nyhus                      Vice President
   3084 Wilds Ridge Court
   Prior Lake, MN 55372


   Eric P. Olson                       Vice President
   62 Park Drive
   Glenview, IL 60025


   Fredric Phillips                    Senior Vice President
   175 Highland Avenue, 4th Floor
   Needham, MA  02494


B  Candance D. Pilgrim                 Assistant Vice President


   Carl S. Platou                      Vice President
   7455 80th Place, SE
   Mercer Island, WA 98040


L  John O. Post                        Senior Vice President


S  Richard P. Prior                    Assistant Vice President


   Steven J. Reitman                   Senior Vice President
   212 The Lane
   Hinsdale, IL 60521


   Brian A. Roberts                    Vice President
   P O Box 472245
   Charlotte, NC 28247


   George S. Ross                      Senior Vice President
   55 Madison Avenue
   Morristown, NJ 07962


L  Julie D. Roth                       Vice President


L  James F. Rothenberg                 Director


   Douglas F. Rowe                     Vice President
   414 Logan Ranch Road
   Georgetown, TX 78628

(b)               (1)                                (2)
   Name and Principal                 Positions and Offices
    Business Address                    with Underwriter
   ------------------                 ---------------------


   Christopher S. Rowey               Regional Vice President
   9417 Beverlywood Street
   Los Angeles, CA 90034


   Dean B. Rydquist                   Senior Vice President
   1080 Bay Pointe Crossing
   Alpharetta, GA 30005


   Richard R. Samson                  Senior Vice President
   4604 Glencoe Avenue, #4
   Marina del Rey, CA 90292


   Joseph D. Scarpitti                Vice President
   31465 St. Andrews
   Westlake, OH  44145


L  R. Michael Shanahan                Director


   David W. Short                     Director, Chairman of the Board, and
   1000 RIDC Plaza, Suite 212         Co-Chief Executive Officer
   Pittsburgh, PA 15238-2941


   William P. Simon                   Senior Vice President
   912 Castlehill Lane
   Devon, PA 91333


L  John C. Smith                      Assistant Vice President-
                                      Institutional Investment
                                      Services


   Rodney G. Smith                    Vice President
   100 N. Central Expressway,
   Suite 1214
   Richardson, TX 75080


   Anthony L. Soave                   Regional Vice President
   8831 Morning Mist Drive
   Clarkston, MI  48348

   Nicholas D. Spadaccini             Regional Vice President
   855 Markley Woods Way
   Cincinnati, OH  45230


L  Kristen J. Spazafumo               Assistant Vice President

(b)               (1)                                  (2)
   Name and Principal                Positions and Offices
    Business Address                   with Underwriter
   ------------------                ---------------------

   Daniel S. Spradling               Senior Vice President
   181 Second Avenue, Suite 228
   San Mateo, CA 94401


B  Max D. Stites                     Vice President


   Thomas A. Stout                   Regional Vice President
   1004 Ditchley Road
   Virginia Beach, VA 23451


   Craig R. Strauser                 Vice President
   3 Dover Way
   Lake Oswego, OR 97034


   Francis N. Strazzeri              Senior Vice President
   31641 Saddletree Drive
   Westlake Village, CA 91361


L  Drew W. Taylor                    Assistant Vice President


S  James P. Toomey                   Vice President


I  Christopher E. Trede              Vice President



   George F. Truesdail               Vice President
   400 Abbotsford Court
   Charlotte, NC 28270


   Scott W. Ursin-Smith              Vice President
   60 Reedland Woods Way
   Tiburon, CA 94920


   J. David Viale                    Regional Vice President
   7 Gladstone Lane
   Laguna Niguel, CA 92677


   Thomas E. Warren                  Regional Vice President
   119 Faubel Street
   Sarasota, FL 34242


L  J. Kelly Webb                     Senior Vice President, Treasurer
                                     and Controller


(b)                 (1)                             (2)
     Name and Principal           Positions and Offices
     Business Address             with Underwriter
     ------------------           ---------------------

     Gregory J. Weimer            Vice President
     206 Hardwood Drive
     Venetia PA  15367

B    Timothy W. Weiss             Director

     George Wenzel                Regional Vice President
     3406 Shakespeare Drive
     Troy MI  48084

     Timothy J. Wilson            Vice President
     113 Farmview Place
     Venetia, PA 15367

B    Laura L. Wimberly            Vice President

H    Marshall D. Wingo            Director, Senior Vice President

L    Robert L. Winston            Director, Sr. Vice President

     William R. Yost              Vice President
     9320 Overlook Trail
     Eden Prairie, MN 55347

     Janet M. Young               Regional Vice President
     1616 Vermont
     Houston, TX 77006

     Scott D. Zambon              Regional Vice President
     2887 Player Lane
     Tustin Ranch, CA 92782

-------------

L    Business Address, 333 South Hope Street, Los Angeles, CA 90071
LW Business Address, 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025
B    Business Address, 135 South State College Boulevard, Brea, CA 92821
S    Business Address, 3500 Wiseman Boulevard, San Antonio, TX 78230
H    Business Address, 5300 Robin Hood Road, Norfolk, VA 23513
I    Business Address, 8332 Woodfield Crossing Blvd., Indianapolis, IN 46240



(c) Name of Principal Underwriter: American Funds Distributors, Inc.; Net Underwriting Discounts and Commissions: Not Applicable.

Item 30.  Location of Accounts and Records

Exhibit 14(b) is hereby incorporated herein by reference.

Item 31.  Management Services

Not Applicable.

Item 32

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                  SIGNATURES

    (a) As required by the Securities Act of 1933 and the Investment Company
Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf, in the City of Syracuse, and
State of New York on this    day of September, 1999.

                                  Lincoln Life & Annuity Variable
                                  Annuity Account H
                                   (Registrant)

                                  By: Lincoln Life & Annuity Company of New York

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President

                                  Lincoln Life & Annuity Company of New York
                                    (Depositor)

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President


    (b) As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to its Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.

              Signature                               Title                           Date
              ---------                               -----                           ----
  /s/     Joanne B. Collins                  President, Treasurer and           October 7, 1999
---------------------------------------        Director (Principal
          Joanne B. Collins                    Executive Officer)


  /s/      Troy D. Panning                   Second Vice President and          October 7, 1999
---------------------------------------        Chief Financial Officer
           Troy D. Panning                     (Principal Financial Officer
                                               and Principal Accounting
                                               Officer)

  /s/       Roland C. Baker
---------------------------------------      Director                           October 7, 1999
            Roland C. Baker

  /s/     J. Patrick Barrett
---------------------------------------      Director                           October 7, 1999
          J. Patrick Barrett


---------------------------------------      Director                           October 7, 1999
          Thomas D. Bell, Jr.

              Signature                               Title                           Date
              ---------                               -----                           ----
  /s/        Jon A. Boscia
---------------------------------------      Director                           October 7, 1999
             Jon A. Boscia

  /s/        John H. Gotta
---------------------------------------      Director                           October 7, 1999
             John H. Gotta

  /s/     Barbara S. Kowalczyk
---------------------------------------      Director                           October 7, 1999
          Barbara S. Kowalczyk

  /s/     M. Leanne Lachman
---------------------------------------      Director                           October 7, 1999
          M. Leanne Lachman

  /s/      Louis G. Marcoccia
---------------------------------------      Director                           October 7, 1999
           Louis G. Marcoccia

  /s/      John M. Pietruski
---------------------------------------      Director                           October 7, 1999
           John M. Pietruski

  /s/    Lawrence T. Rowland
---------------------------------------      Director                           October 7, 1999
         Lawrence T. Rowland

  /s/     Gabriel L. Shaheen
---------------------------------------      Director                           October 7, 1999
          Gabriel L. Shaheen

  /s/     Richard C. Vaughan
---------------------------------------      Director                           October 7, 1999
          Richard C. Vaughan


                       LOCATION OF ACCOUNTS AND RECORDS

   Exhibit 15(b) is hereby expressly incorporated herein by this reference. (TO BE FILED BY AMENDMENT.)

Item 31.

   Not applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

   (d) The Lincoln Life & Annuity Co. of NY hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by LNY.

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs
        (1) through (4) set forth in that no-action letter.